中信泰富有限公司

BY COURIER

Exemption No. 82-5232

Date : 23r

04045064

CITIC PACIFIC

SEC MAIL PROCESSING RECEIVED SEP 2 4 2004 WASH. D.C. 202 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room ~~3045 (stop 324)~~ 3011 3-2
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since August 19, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
SEP 3 0 2004
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

dlw 9/27

Encl.
AT/wy/LTR-2310

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since August 19, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of Interim Results for the Six Months Ended 30 June 2004
   Date : August 26, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : September 6, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Interim Report 2004
   Date : September 10, 2004 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

Announcement of Interim Results for the Six Months Ended 30 June 2004

CITIC Pacific Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

CITIC PACIFIC

Chairman's Business Review

CITIC Pacific recorded a net profit of HK$1,363 million in the first six months of 2004 compared with HK$419 million in the same period last year, an increase of 225%. The board recommends maintaining the interim dividend of HK$0.30.

The main reasons for the increase in profits are that aviation rebounded from the very depressed level that SARS produced in 2003; strong market demand for power and special steel products and the improved contributions from other businesses.

In the next few pages, I will describe the operating performances of our businesses and the progress of our investment plan since the 2003 annual report.

Power Generation

Electricity demand remained high in China so the total amount of power generated by our plants increased 219% to 25.2 billion kwh in the first six months of 2004 compared with the same period in 2003. Of the total electricity generated, North United Power, formed in the beginning of the year, accounted for 15.8 billion kwh. It also contributed to the power profit for the first time.

CITIC Pacific's interest in the Ligang Power Station Phase I and II increased to 65% in the beginning of the year. Construction of 71% owned Ligang Phase III and IV (4x600MW) is progressing on schedule with commercial operation expected in 2006 and 2007 respectively. Zhengzhou Phase III (2x200MW) construction is also proceeding to plan for completion of the first unit in 2006. Application for approval of the pumped storage facility in Wuxi (700MW) has been submitted to the relevant authorities. This project is also an important part of our expansion in power.

The substantial increase in the price of coal has been widely publicized, as has the logistical difficulty of securing coal. Coal costs are approximately 65% of the generation costs for power generating companies, so ensuring sufficient supply and controlling costs has become even more important than before. Our power team has worked hard to secure long-term volume coal supply contracts to ensure coal availability. The Chinese government authorized tariff adjustments in the first six months of this year will partially compensate the power generators for the sharp increase in coal prices. Our team of power engineers will continue to control costs, improve efficiency and to maintain the plants in first class condition.

Special Steel Manufacturing

Jiangyin Steel Mill had an excellent first half because of strong demand for its special steels and the sharp increase in steel prices in the first quarter. Profits rose more than 172% compared with the same period last year. We believe that the production and sales of special steel products will remain stable in the second half of the year.

The acquisition of Daye Steel announced by the Company earlier in the year is in progress and pending approval from the relevant authorities.

Communications

CITIC Pacific's communications businesses improved their contributions compared with 2003 due mainly to improved performance at CITIC Telecom 1616 and our Internet games business, which did not exist in the first half of 2003. The game *Legend of Mir3* has, in a short time, become a very popular game in China with an average of 240,000 people playing simultaneously at any one time. New games are currently being tested. During the Athens Olympic Games, our joint venture with the All-China Sports Federation and the Chinese Olympic Committee offered over the Internet special interest services covering the Games from a Chinese perspective.

Aviation

All parts of our aviation business were buoyant in the first half of 2004 in marked contrast to a year earlier. Passengers returned in great numbers and both Cathay Pacific and Dragonair have regularly broken records for the number of passengers carried. The volume of cargo was also excellent.

Cathay Pacific achieved a profit of HK$1,771 million and Dragonair HK$175 million compared with losses in 2003. Cathay Pacific launched a daily non-stop flight to New York and began a code-share service to Moscow with Aeroflot, and Dragonair to Tokyo.

It is of concern that the significant higher oil price has raised fuel costs for both Cathay Pacific and Dragonair. But both airlines have levied fuel surcharges on both passenger tickets and freight rates and continue to find ways to control costs without adversely affecting safety or service.

Our Air China Cargo joint venture began its operation in January and has been profitable with 302,000 tonnes of cargo carried in the first six months.

HACTL achieved a 16.4% growth in tonnage handled compared with the same period of 2003 to reach 1,069,968 tonnes boosted by strong exports in particular to Europe.

Marketing and Distribution

The profit contribution from Marketing and Distribution increased by 13% largely due to solid performance on the trading side and a rebound of the motor business in Hong Kong from its low last year.

Motor: In Hong Kong, DCH's sales of commercial vehicles increased 23% while passenger car sales rose 9%. In mainland China, the sales of commercial vehicles could not repeat the particularly good performance in 2003 while sales of passenger vehicles increased slightly due to the continuous growth in domestically manufactured vehicles. The volume of imported vehicles is likely to be still lower in the next six months, as many purchasers may await the abolition of the import quota system in January 2005. As the half-year progressed, the tightening of the availability of credit had an increasingly negative effect on both imported and domestic manufactured vehicle sales. In the long-term, we remain confident in the growth potential of the Mainland motor market as evidenced by the new vehicle industry policy released by the Chinese government in June which set a solid foundation for the future development of this industry.

Trading: Thanks to an improved economic environment and the management's effort at continuously expanding product sourcing and diversity, the trading business in Hong Kong improved significantly compared with the same period a year ago. The increasing number of Mainland tourists to Hong Kong has brought encouraging results to our Shiseido joint venture in particular. Performance of DCH China remains strong. Sims' profit improved significantly due to the good performance in its logistics operation and the new businesses it generated especially in the mainland.

Property

Activity in the Hong Kong property market has picked up as evidenced by the good response to the re-launch sale of Discovery Bay's Siena Two where 128 units were sold in the month of July alone and as of today, 96% of the units available have been sold. Construction work for Phase 13, comprising approximately 560 apartments, commenced in May. Festival Walk continues to be one of the most attractive shopping centres in Hong Kong with full occupancy and rising revenue.

In mainland China, the New Westgate Garden residential project in Shanghai began the pre-sale of 265 flats on August 18. Market response was overwhelming.

We remain confident in the long-term prospects of the property markets in mainland China and continue to seek land at attractive prices.

Finance

CITIC Pacific's financial position remains very strong. In March, a HK$5.2 billion long-term syndicated loan facility was signed. At the end of June CITIC Pacific had HK$10.7 billion in cash, deposits and available committed facilities. The Group has ample financial resources to support our future expansion plans.

Looking to the Future

CITIC Pacific remains committed to our diversified business structure and the China markets. Step-by-step progress is being made in implementing our expansion plans. Although the macro economic measures taken by the Chinese government will put certain constraints on some companies and projects, CITIC Pacific's major projects in power, special steel and communications all have long-term growth potential. Stable cashflow and a solid financial position will allow us to take advantage of good investment opportunities, especially when credit is tight in the present market. We believe that the growth and future of CITIC Pacific very much depends on the prosperity and growth in mainland China, and in that we have full confidence.

On behalf of all the directors, I would like to express my gratitude to all the staff at CITIC Pacific for their unwavering support, commitment and hard work, without which our progress would not be possible.

Larry Yung Chi Kin
Chairman
Hong Kong, 26 August 2004

Consolidated Profit and Loss Account

in HK$ million	Note	Six months ended 30 June 2004 Unaudited	2003 Unaudited
Turnover		10,872	15,695
Profit from Consolidated Activities	3	1,075	1,025
Share of Profits Less Losses of			
Jointly Controlled Entities		170	148
Associated Companies		730	(239)
Net Finance Charges	4	(110)	(184)
Profit before Taxation		1,865	750
Taxation	5	(284)	(219)
Profit after Taxation		1,581	531
Minority Interests		(218)	(112)
Profit Attributable to Shareholders		1,363	419
Dividends	6		
Interim Dividend Proposed		(657)	(657)
Earnings per Share (HK$)	7		
Basic		0.622	0.191
Diluted		0.622	N/A
Dividend per Share (HK$)			
Interim		0.30	0.30

Notes:

1 Significant accounting policies

These condensed unaudited consolidated interim accounts ("the Accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The Accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2003.

2 Turnover and segment information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of jointly controlled entities and associated companies by principal activities are as follows:

Six months ended 30 June 2004 in HK$ million	Turnover	Profit from Consolidated Activities	Share of Profits Less Losses of Jointly Controlled Entities	Share of Profits Less Losses of Associated Companies	Group Total	Segment Allocation	Segment Profit
By principal activity							
Infrastructure							
Power Generation	214	173	4	27	204	-	204
Communications	736	56	49	32	137	-	137
Aviation	-	-	17	518	535	-	535
Civil Infrastructure	260	161	46	35	242	-	242
Special Steel Manufacturing	3,206	439	-	-	439	-	439
Marketing & Distribution	6,092	206	14	4	224	(36)	188
Property	230	182	-	114	296	36	332
Others	134	20	40	-	60	-	60
Less: General & Administration Expenses	-	(162)	-	-	(162)	-	(162)
	10,872	1,075	170	730	1,975	-	1,975
Net Finance Charges							(110)
Taxation							(284)
Profit after Taxation							1,581

Six months ended 30 June 2003 in HK$ million	Turnover	Profit from Consolidated Activities	Share of Profits Less Losses of Jointly Controlled Entities	Share of Profits Less Losses of Associated Companies	Group Total	Segment Allocation	Segment Profit
By principal activity							
Infrastructure							
Power Generation	138	131	16	-	147	-	147
Communications	773	42	55	41	138	-	138
Aviation	-	-	-	(405)	(405)	-	(405)
Civil Infrastructure	6,413	465	31	34	530	-	530
Special Steel Manufacturing	2,092	168	-	-	168	-	168
Marketing & Distribution	5,778	181	9	4	194	(38)	156
Property	205	168	-	87	255	38	293
Others	296	36	37	-	73	-	73
Less: General & Administration Expenses	-	(166)	-	-	(166)	-	(166)
	15,695	1,025	148	(239)	934	-	934
Net Finance Charges							(184)
Taxation							(219)
Profit after Taxation							531

An analysis of the Group's turnover by geographical area is as follows:

in HK$ million	Six months ended 30 June 2004	2003
By geographical area		
Hong Kong	3,849	3,665
Mainland China	6,599	11,513
Japan	226	189
Others	398	328
	10,872	15,695

3 The profit from consolidated activities is arrived at after crediting and charging:

in HK$ million	Six months ended 30 June 2004	2003
Dividend income from investments	214	143
Net gain from investments	-	323
Cost of inventories sold	7,659	6,565
Depreciation and amortisation	330	296
Goodwill amortisation	7	4

4 Net finance charges included interest expense of HK$163 million (2003: HK$215 million).

5 Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Detailed as follows:

in HK$ million	Six months ended 30 June 2004	2003
Company and subsidiary companies		
Hong Kong profits tax	61	53
Overseas taxation	82	39
Deferred taxation	(4)	9
Jointly controlled entities		
Hong Kong profits tax	14	9
Overseas taxation	16	21
Deferred taxation	6	3
Associated companies		
Hong Kong profits tax	51	28
Overseas taxation	29	28
Deferred taxation	29	29
	284	219

6 Dividends

in HK$ million	Six months ended 30 June 2004	2003
2003 Final dividend paid: HK$0.70 (2002: HK$0.70) per share	1,532	1,532
2002 Special dividend paid: HK$1.00 per share	-	2,188
2004 Interim dividend proposed: HK$0.30 (2003: HK$0.30) per share	657	657

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$1,363 million (2003 : HK$419 million).

The basic earnings per share is based on the weighted average number of 2,189,998,622 shares in issue during the period (2003: 2,188,460,160 shares in issue). The diluted earnings per share is based on 2,191,283,820 shares which is the weighted average number of shares in issue during the period plus the weighted average number of 1,285,198 shares deemed to be issued at no consideration if all outstanding options had been exercised (2003 : No diluted earnings per share is presented as the exercise of all the options outstanding during the period has no dilutive effect on the earnings per share).

8 Comparative figures have been adjusted to conform with the current presentation.

Financial Review and Analysis

Group Liquidity and Capital Resources

As of 30 June 2004, the Group's total outstanding debt was HK$12.9 billion (31 December 2003: HK$10.5 billion), cash and deposits with banks were HK$3.2 billion giving a net debt of HK$9.7 billion compared to HK$5 billion at 31 December 2003. Leverage, measured by the net debt to total capital, was 20% (31 December 2003: 11%). The increase in net debt was mainly due to the new investments in power plants, air cargo, special steel manufacturing and residential property development.

The denomination of the Group's borrowings before and after currency swaps as well as cash and deposit balances in various currencies as of 30 June 2004 were summarised as follows:

Denomination HK$ million Equivalent	HK$	US$	Renminbi	Yen	Other	Total
Borrowings in original currency	7,035	4,492	555	577	201	12,860
Borrowings after Currency Swaps	8,933	2,594	555	577	201	12,860
Cash and Deposits	394	1,667	831	236	22	3,150
Net Borrowings (Cash) after Swaps	8,539	927	(276)	341	179	9,710

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 30 June 2004, the Company had outstanding interest rate swap/option contracts with a notional amount of HK$8.5 billion. After the swaps, effectively HK$9.0 billion or 70% of the Group's total borrowings were paying floating rate and the remaining were effectively paying fixed rate of interest.

The overall weighted average all-in cost of debt (including fees and hedging costs) for the six months ended 30 June 2004 was about 3.4%, compared with 4.6% for the same period last year.

The underlying cash flow of the Group's businesses are mainly in HK dollars or in Renminbi. To minimise potential US dollar debt and interest exposures, the Company entered into foreign exchange swap, forward and option contracts. As of 30 June 2004, such contracts outstanding amounted to US$570 million.

The Company also entered into Renminbi Non Deliverable Forward or known as "NDF" contracts for purpose of hedging the projected dividend receivable from various projects in the mainland. These dividends are originally denominated in Renminbi and required to be converted to USD at time of the payment. As of 30 June 2004, total outstanding NDF contracts amounted to US$35 million.

Based on the Company's calculation and/or the mark to market price quotation obtained from major financial institutions, the aggregate fair value of all the outstanding derivative transactions as at 30 June 2004 was approximately a positive value of HK$17 million.

As at 30 June 2004, assets of HK$79 million were pledged to secure banking facilities utilised by subsidiaries, mainly related to Dah Chong Hong's trading business overseas.

Available Sources of Financing

As of 30 June 2004, the Group's undrawn available facilities consists of HK$7.5 billion in committed long term loans and HK$1.5 billion of money market lines. In addition, available trade facilities amounted to HK$1.9 billion.

HK$ million	Total Facilities	Outstandings	Available Facilities
Committed Facilities			
Bank Loans	15,486	7,976	7,510
Global Bonds	3,510	3,510	0
Private Placement	780	780	0
Total Committed	19,776	12,266	7,510
Uncommitted Facilities			
Money Market Lines	2,051	587	1,464
Trade Facilities	2,606	665	1,941

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year:

HK$ million	2004	2005	2006	2007	2008	2009 and Beyond	Total	Percentage
Parent Company (1)	184	90	1,869	2,687	2,965	3,510	11,305	88%
Subsidiaries	573	552	252	115	63	0	1,555	12%
Maturing debt	757	642	2,121	2,802	3,028	3,510	12,860	100%
Percentage	6%	5%	16%	22%	24%	27%	100%	

(1) Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.

Capital Commitment and Contingent Liabilities

As at 30 June 2004, the Group's contracted capital commitments were HK$4.8 billion and the Group's contingent liabilities had not changed significantly from the last year end.

Human Resources

The headcount of the Group increased by 3.6%, from 12,174 at the end of December 2003 to 12,611 at the end of June 2004. The number of employees in the mainland reached a new high of 8,376 as the Group continues to step up its development and investment in China. The headcount in Hong Kong and the rest of the world remains stable at 4,000 and 235 respectively. The total staff cost for the six months ended 30 June 2004 was HK$676 million.

As reported previously, the efficiency enhancement measures undertaken by the Group in the last few years have brought new focus on cost management and performance achievement. With the recovery of trading conditions in the region after the SARS outbreak, the Group is aware of the renewed demand on manpower in several industries and is reacting appropriately.

CITIC Pacific is committed to providing a healthy organizational environment for individual's development. With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories. In addition to providing job-related training and development programmes aimed at helping employees improve work performance and preparing for future development, the Group also organizes and encourages staff to participate in wellness/fitness activities that are conducive to good health and well-being.

In the latter half of every year, CITIC Pacific conducts reviews on the terms and conditions of employment to ensure that the overall compensation and benefits offered to staff are internally equitable and externally compatible with major employers. Market data, along with industry practices and emerging trends, are taken into consideration when formulating related staff programmes. The Group will continue to ensure that its compensation policies are reflective of individual performance. No major amendment to human resource management policy or procedure has been executed in the last 6 months.

CITIC Pacific and its staff continues to support charitable work and the promotion of education, environmental protection, sports, culture and the arts by sponsorship and participation in related activities in Hong Kong, the mainland and overseas countries.

Corporate Governance

CITIC Pacific is committed to excellent standards of corporate governance and a full description of the operation of the Board, System of Internal Control, Audit Committee, Remuneration Committee, Codes and financial reporting may be found on page 55 of the 2003 Annual Report.

The Board currently comprises ten executive and six non-executive directors of whom four are 'independent' under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Listing Rules').

The Audit Committee has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board.

The Audit Committee is consisted of two independent non-executive directors, Messrs. Alexander Reid Hamilton (Chairman) and Hansen Loh Chung Hon and one non-executive director, Mr Willie Chang. The Committee members possess diversified industrial and professional experience including that of accounting and finance.

The Interim Accounts, which are prepared in accordance with SSAP 25 "Interim Financial Reporting", have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 "Engagements To Review Interim Financial Reports" except that the scope did not extend to the results of the listed associated company, Cathay Pacific Airways Limited.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2004.

Throughout the period, the Company was in compliance with the Code of Best Practice contained in Appendix 14 of the Listing Rules.

Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 (2003: HK$0.30) per share for the year ending 31 December 2004 payable on Wednesday, 22 September 2004 to shareholders whose names appear on the Register of Members of the Company on Friday, 17 September 2004. The Register of Members of the Company will be closed from Monday, 13 September 2004 to Friday, 17 September 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 10 September 2004.

Share Capital

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the period.

Forward Looking Statements

This announcement contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Interim Report and Further Information

A copy of the announcement will be found on the Company's website (www.citicpacific.com) and the Stock Exchange's website (www.hkex.com.hk). The additional information in Interim Report including a full financial analysis will be posted on the Company's website as soon as possible. The full Interim Report containing all the information required by the Listing Rules of the Stock Exchange will be made available on the website of the Company and the Stock Exchange around 3 September 2004 and sent to shareholders on 10 September 2004.

By Order of the Board
Alice Tso Mun Wai, *Company Secretary*

Hong Kong, 26 August 2004

As at the date of this announcement, the Board of Directors of the Company comprises Messrs Larry Yung Chi Kin, Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Willie Chang*, Hamilton Ho Hau Hay**, Alexander Reid Hamilton**, Hansen Loh Chung Hon**, Norman Ho Hau Chong** and André Desmarais*.

* Non-executive Director ** Independent Non-executive Director

FORM I

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st August, 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 6th September, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓ 3. Other classes of shares : please specify : shares

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ____________)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,190,110,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,190,110,160	--	---

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 2. ____ Exercise price: HK$ ____	9,900,000	--	--	--	9,900,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ *Subscription price:* *HK$* ____ 2. ____ *Subscription price:* *HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:					Nil

Remarks : ____

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CITIC PACIFIC

中信泰富

Interim Report

中期報告

2004

業務概覽

中信泰富側重於發展在中國大陸和香港兩地的基礎建設業務，包括發電、信息業、航空及基礎設施。另外，公司亦投資於特鋼製造、汽車及消費品的批發及分銷和物業投資及發展。

中信泰富立足香港，對中國市場具有獨到的認識及豐富的經驗。公司業務質素良好，利潤及現金流量穩定，並具增長潛力。集團的財務結構合理，且在公司管治方面有優良的傳統。

Business at a Glance

CITIC Pacific's primary focus is on providing basic infrastructure – power generation, communications, aviation and civil infrastructure – in Hong Kong and mainland China. The Company also manufactures special steel, distributes motor vehicles and consumer products, and invests in and develops property.

Based in Hong Kong with a deep knowledge of China, CITIC Pacific consists of sound businesses that produce good cash flows, with the potential to grow. Our finance is well-structured and we have a tradition of operating with excellent standards of corporate governance.

Trust, Reliability and Confidence.

基礎建設 Infrastructure

發電 中信泰富在中國大陸興建、擁有並經營發電廠。現集團擁有權益之電廠總裝機容量為710萬千瓦，另有372萬千瓦正在興建中。

Power Generation CITIC Pacific builds, owns and operates power plants in mainland China. Current total installed capacity in the power stations in which we have an interest is 7,100MW and another 3,720MW is under construction.

信息業 中信泰富亦操作中國最大的遊戲寄存平台之一；與同中華全國體育總會和中國奧委會聯盟透過電子商務平台共同推廣體育活動。中信電訊1616在亞洲長途電話批發市場上佔有領先地位；CPCNet為客戶在大中華地區提供數據服務；中信國安在中國大陸經營有線電視網絡；澳門電訊為澳門的首選電訊供應商。

Communications CITIC Pacific runs one of the largest game hosting platforms in China and with the All-China Sports Federation and the Chinese Olympic Committee promotes sports through e-platforms. CITIC Telecom 1616 is the leading IDD wholesaler in Asia, CPCNet offers data services to customers throughout Greater China, CITIC Guoan operates cable TV networks in mainland China and CTM is Macau's communications provider of choice.

航空 通過國泰航空、港龍航空、香港空運貨站及中國國際貨運航空，中信泰富在香港的航空業舉足輕重。

Aviation CITIC Pacific is a key participant in the aviation sector through Cathay Pacific Airways, Hong Kong Dragon Airlines, air cargo provider HACTL and Air China Cargo.

基礎設施 中信泰富擁有或參與管理香港三條過海隧道，此三條隧道是連接港島及九龍之重要設施。

Civil Infrastructure CITIC Pacific is either an owner or involved in the management of all three of Hong Kong harbour crossings – vital facilities that connect Hong Kong Island to Kowloon.

特鋼製造 Special Steel Manufacturing

江陰鋼廠在中國特鋼生產領域佔領先地位，產品為軸承鋼及齒輪鋼等。

Jiangyin steel plant is one of China's leading manufacturers of special steels such as bearing and gear steel.

銷售及分銷 Marketing and Distribution

大昌行及慎昌為香港及中國其他地方的居民提供各款汽車、消費品及食品、名牌食品及家庭用品的銷售及分銷服務。

Dah Chong Hong and Sims Trading serve the people of Hong Kong and other parts of China by distributing an array of motor vehicles, consumer and food commodities, branded food, and household products.

物業 Property

中信泰富單獨或與其他夥伴合作發展、管理及擁有物業，包括香港的中信大廈、又一城和愉景灣，以及上海的老西門新苑、中信泰富廣場及華山公寓。

Alone or with partners, CITIC Pacific develops, manages and owns properties including Hong Kong's CITIC Tower, Festival Walk, Discovery Bay, and Shanghai's New Westgate Garden, CITIC Square and Royal Pavilion.

其他業務 Other Businesses

中信資本市場控股、研發生物製藥及遙距學習均為中信泰富集團旗下正在發展中的業務。

CITIC Capital Markets Holdings, bio-pharmaceutical research and distance learning are all developing businesses of the CITIC Pacific Group.

財務概要
Financial Highlights

以港幣百萬元計算	in HK$ million	2004 截至六月三十日止六個月 Six months ended 30 June	2003
股東應佔溢利	**Profit Attributable to Shareholders**	**1,363**	419
主要業務對公司之溢利貢獻	**Major Businesses' Contribution**		
發電	Power Generation	**208**	149
信息業	Communications	**111**	112
航空	Aviation	**549**	(382)
基礎設施	Civil Infrastructure	**161**	443
特種鋼鐵業	Special Steel Manufacturing	**207**	76
銷售及分銷	Marketing & Distribution	**146**	129
物業	Property	**267**	239
所有業務之現金貢獻	**Cash Contributed from all Businesses**	**1,390**	1,370

以港幣百萬元計算	in HK$ million	六月三十日計算 As at 30 June	十二月三十一日計算 As at 31 December
資金運用	**Capital Employed**	**51,643**	49,354
股東資金	**Shareholder's Funds**	**38,783**	38,826
負債淨額	**Net Debt**	**9,710**	5,017
尚未提用之信貸	**Available Loan Facilities**	**8,974**	6,368

以港幣元計算	in HK$	截至六月三十日止六個月 Six months ended 30 June	
每股盈利	**Earnings per Share**	**0.62**	0.19
每股股息	**Dividends per Share**	**0.30**	0.30
員工數目	**Staff**	**12,611**	11,629

辭彙定義請參閱第51頁 *Please see page 51 for definitions of terms used*

主席業務回顧
Chairman's Business Review

中信泰富二零零四年首六個月之淨溢利為港幣十三億六千三百萬元，較去年同期之港幣四億一千九百萬元增長225%。董事會建議維持派發中期股息每股港幣0.30元。

溢利增長之主要原因是：(1)二零零三年因受非典型肺炎嚴重影響的航空業大為改觀；(2)市場對電力、特種鋼有強烈的需求；(3)來自其他各項業務之溢利貢獻亦有所改善。

以下本人將論述自公佈二零零三年年報以來，集團各項業務之運營情況，並介紹公司投資計劃之進展。

發電

由於中國電力需求持續強勁，集團旗下發電廠於二零零四年首六個月之發電總量達252億千瓦時，較二零零三年同期相比上升219%，其中包括今年初成立的北方電力公司，期內之總發電量158億千瓦時，該合資公司並首次為集團貢獻溢利。

中信泰富在**利港電廠**第一及第二期之持股量於今年年初增至65%。集團擁有71%權益之利港電廠第三期和第四期（4x60萬千瓦）之興建工程正在如期進行，按計劃將於二零零六年至二零零七年相繼投產。鄭州電廠第三期（2x20萬千瓦）之興建工程亦正在按計劃進行，第一台機組亦將於二零零六年竣工發電。裝機容量70萬千瓦之無錫抽水蓄能電站項目現正在審批中，該項目是集團擴展其發電業務之重要組成部份。

煤炭價格之大幅上漲以及煤炭供應和運輸所面臨的困難，近來廣受關注。煤炭成本通常約佔發電公司之發電成本的65%，所以企業能否確保煤炭之充足供應、及嚴格控制購煤

CITIC Pacific recorded a net profit of HK$1,363 million in the first six months of 2004 compared with HK$419 million in the same period last year, an increase of 225%. The board recommends maintaining the interim dividend of HK$0.30.

The main reasons for the increase in profits are that aviation rebounded from the very depressed level that SARS produced in 2003; strong market demand for power and special steel products and the improved contributions from other businesses.

In the next few pages, I will describe the operating performance of our businesses and the progress of our investment plan since the 2003 annual report.

Power Generation

Electricity demand remained high in China so the total amount of power generated by our plants increased 219% to 25.2 billion KWH in the first six months of 2004 compared with the same period in 2003. Of the total electricity generated, North United Power, formed in the beginning of the year, accounted for 15.8 billion KWH. It also contributed to the power profit for the first time.

CITIC Pacific's interest in the **Ligang Power Station** Phase I and II increased to 65% in the beginning of the year. Construction of 71% owned Ligang Phase III and IV (4x600MW) is progressing on schedule with commercial operation expected in 2006 and 2007 respectively. Zhengzhou Phase III (2x200MW) construction is also proceeding to plan for completion of the first unit in 2006. Application for approval of the pumped storage facility in Wuxi (700MW) has been submitted to the relevant authorities. This project is also an important part of our expansion in power.

The substantial increase in the price of coal has been widely publicized, as has the logistical difficulty of securing coal. Coal costs are approximately 65% of the generation costs for power generating companies, so ensuring sufficient supply and controlling costs has become even more important than before. Our power team has worked hard to secure long-term volume

成本將愈顯重要。集團之電力隊伍不遺餘力，努力爭取落實長期供煤合同，以確保穩定的煤炭供應量。今年首六個月，獲中國政府批准之電價調整可抵銷一部份由於煤價上升給發電商所帶來的不利影響。我們將繼續致力控制成本、提高效率並維持電廠一流的運營狀態。

coal supply contracts to ensure coal availability. The Chinese government authorised tariff adjustments in the first six months of this year will partially compensate the power generators for the sharp increase in coal prices. Our team of power engineers will continue to control costs, improve efficiency and to maintain the plants in first class condition.

特種鋼鐵業

江陰鋼廠在上半年業績突出，原因是市場對其生產之特種鋼需求強勁，以及第一季度鋼材價格急增。溢利較去年同期增長超過172%。預計今年下半年特鋼的生產和銷售將仍保持穩定。

公司早前公佈之大冶特鋼的收購計劃正在進行中，有待有關部門之批准。

Special Steel Manufacturing

Jiangyin Steel Mill had an excellent first half because of strong demand for its special steels and the sharp increase in steel prices in the first quarter. Profits rose more than 172% compared with the same period last year. We believe that the production and sales of special steel products will remain stable in the second half of the year.

The acquisition of Daye Steel announced by the Company earlier in the year is in progress and pending approval from the relevant authorities.

信息業

中信泰富信息業務之溢利貢獻較二零零三年有所改進，主要原因為中信電訊1616經營情況改善，加之二零零三年底所開拓之互聯網遊戲業務。互聯網遊戲「傳奇3」已在短期內成為中國廣受歡迎之遊戲，現同時在線人數平均高達二十四萬人。其他新遊戲現正在測試中。雅典奧運期間，中信泰富與中華全國體育總會及中國奧委會成立之合營企業，通過互聯網從中國的角度提供了有關奧運的專題報道。

Communications

CITIC Pacific's communications businesses improved their contribution compared with 2003 due mainly to improved performance at CITIC Telecom 1616 and our Internet games business, which did not exist in the first half of 2003. The game *Legend of Mir3* has, in a short time, become a very popular game in China with an average of 240,000 people playing simultaneously at any one time. New games are currently being tested. During the Athens Olympic Games, our joint venture with the All-China Sports Federation and the Chinese Olympic Committee offered over the Internet special interest services covering the Games from a Chinese perspective.

航空

集團所擁有之航空業務均表現強勁，與去年同期之業績形成強烈的對比。國泰航空及港龍航空之乘客大幅回升，載客人數更不斷創出新高。貨運量亦同樣出色。

Aviation

All parts of our aviation business were buoyant in the first half of 2004 in marked contrast to a year earlier. Passengers returned in great numbers and both Cathay Pacific and Dragonair have regularly broken records for the number of passengers carried. The volume of cargo was also excellent.

國泰航空錄得港幣十七億七千一百萬元之溢利，**港龍航空**則為港幣一億七千五百萬元。兩家公司在二零零三年同期均出現虧損。國泰航空開通了香港至紐約之每天直飛航班，並與俄羅斯航空在香港至莫斯科之航線建立了共享代號。港龍航空則開通了往來東京之航線。

值得耽心的是，由於油價的大幅上漲使國泰航空及港龍航空之燃料成本上升，因此，兩家航空公司均加收了機票及貨運燃料附加費。同時，在不影響安全和服務水準的情況下，繼續尋求進一步控制成本。

集團與**中國國際航空貨運**之合資企業，已於今年一月開始運作並錄得盈利，期內貨運量達三十萬二千噸。

香港空運貨站處貨量達一百零六萬九千九百六十八噸，較二零零三年同期增加16.4%。主要因素是出口量增加，特別是對歐洲之出口量有所增長。

銷售及分銷

銷售及分銷業務之溢利貢獻增長13%，主要原因是一般貿易方面表現理想，而香港汽車業務亦由去年低位反彈。

汽車：大昌行在香港之貨車銷量上升23%，轎車則增長了9%。在中國大陸，貨車銷售未能重覆二零零三年所創的歷史紀錄，但轎車銷售則有所上升，其主要來源於不段增長的國產車。二零零五年一月進口配額將被取消，預計進口車之銷量在此之前將持續偏低。近半年來，收緊信貸對進口車及國產車銷售所造成之負面影響日漸明顯。但從長遠來看，我們對中國大陸汽車市場之發展前景保持信心，政府於今年六月所推出的新政策，為汽車行業未來的發展奠定了良好的基礎。

Cathay Pacific achieved a profit of HK$1,771 million and **Dragonair** HK$175 million compared with losses in 2003. Cathay Pacific launched a daily non-stop flight to New York and began a code-share service to Moscow with Aeroflot, and Dragonair to Tokyo.

It is of concern that the significant higher oil price has raised fuel costs for both Cathay Pacific and Dragonair. But both airlines have levied fuel surcharges on both passenger tickets and freight rates and continue to find ways to control costs without adversely affecting safety or service.

Our **Air China Cargo** joint venture began its operation in January and has been profitable with 302,000 tonnes of cargo carried in the first six months.

HACTL achieved a 16.4% growth in tonnage handled compared with the same period of 2003 to reach 1,069,968 tonnes boosted by strong exports in particular to Europe.

Marketing and Distribution

The profit contribution from Marketing and Distribution increased by 13% largely due to solid performance on the trading side and a rebound of the motor business in Hong Kong from its low last year.

Motor: In Hong Kong, DCH's sales of commercial vehicles increased 23% while passenger car sales rose 9%. In mainland China, the sales of commercial vehicles could not repeat the particularly good performance in 2003 while sales of passenger vehicles increased slightly due to the continuous growth in domestically manufactured vehicles. The volume of imported vehicles is likely to be still lower in the next six months, as many purchasers may await the abolition of the import quota system in January 2005. As the half-year progressed, the tightening of the availability of credit had an increasingly negative effect on both imported and domestic manufactured vehicle sales. In the long-term, we remain confident in the growth potential of the Mainland motor market as evidenced by the new vehicle industry policy released by the Chinese government in June which set a solid foundation for the future development of this industry.

貿易：經濟環境的改善，加上管理層不斷開拓貨品採購渠道、增加貨品類別，使香港之一般貿易業務較去年同期有了顯著改善。內地訪港旅客人數不斷上升更為集團合營企業姿生堂帶來令人鼓舞之業績。大昌行中國業務保持強勁；慎昌之物流運作及新業務的發展（特別是在國內）使其溢利有大幅改善。

Trading: Thanks to an improved economic environment and the management's effort at continuously expanding product sourcing and diversity, the trading business in Hong Kong improved significantly compared with the same period a year ago. The increasing number of Mainland tourists to Hong Kong has brought encouraging results to our Shiseido joint venture in particular. Performance of DCH China remains strong. Sims' profit improved significantly due to the good performance in its logistics operation and the new businesses it generated especially in the mainland.

物業

愉景灣「海澄湖畔」二期重新推出發售，市場反應良好，僅七月就售出128個單位，顯示香港物業市場已有復甦。至今為止，「海澄湖畔」二期已累計售出所有單位總數之96%。第十三期已在五月開始動工興建，將共建大約五百六十個單位。又一城繼續享有全港最受歡迎的購物商場之一的美譽，出租率維持100%，租金收入亦持續上升。

在中國大陸，集團發展之上海老西門新苑住宅項目於八月十八日開始預售其265個單位，市場反應熱烈。

中信泰富對中國大陸物業發展之長遠前景充滿信心，並將繼續在理想價位增加土地儲備。

Property

Activity in the Hong Kong property market has picked up as evidenced by the good response to the re-launch sale of Discovery Bay's Siena Two where 128 units were sold in the month of July alone and as of today, 96% of the units available have been sold. Construction work for Phase 13, comprising approximately 560 apartments, commenced in May. Festival Walk continues to be one of the most attractive shopping centres in Hong Kong with full occupancy and rising revenue.

In mainland China, the New Westgate Garden residential project in Shanghai began the pre-sale of 265 flats on August 18. Market response was overwhelming.

We remain confident in the long-term prospects of the property markets in mainland China and continue to seek land at attractive prices.

集團財務

中信泰富保持雄厚的財務實力。公司於三月簽訂了一項港幣五十二億元之長期銀團貸款。截至六月三十日止，中信泰富之現金、存款及尚未提用之獲承諾信貸合共港幣一百零七億元，集團擁有足夠的資源來迎合未來業務開發之需求。

Finance

CITIC Pacific's financial position remains very strong. In March, a HK$5.2 billion long-term syndicated loan facility was signed. At the end of June CITIC Pacific had HK$10.7 billion in cash, deposits and available committed facilities. The Group has ample financial resources to support our future expansion plans.

展望未來

中信泰富將繼續保持其多元化之業務架構，並繼續專注於開拓中國市場。公司正穩步實現其業務擴展計劃。中國的宏觀經濟調控將對國內某些企業或發展項目帶來抑止作用，而我公司在國內的主要項目如電力、特種鋼材及信息業等均具有長期發展的潛力。尤其在當前銀行信貸緊縮的情況下，中信泰富現金流穩定，財力雄厚，將有利於集團把握時機，投資及發展項目。我們認為，中信泰富未來的成長將緊密依靠在中國的投資與發展，集團對此充滿信心。

在此，本人謹代表所有董事向中信泰富全體員工對集團的不懈支持、全情投入及努力表示衷心感謝。沒有他們就沒有集團今天的成就。

榮智健
主席
香港，二零零四年八月二十六日

Looking to the Future

CITIC Pacific remains committed to our diversified business structure and the China markets. Step-by-step progress is being made in implementing our expansion plans. Although the macro economic measures taken by the Chinese government will put certain constraints on some companies and projects, CITIC Pacific's major projects in power, special steel and communications all have long-term growth potential. Stable cashflow and a solid financial position will allow us to take advantage of good investment opportunities, especially when credit is tight in the present market. We believe that the growth and future of CITIC Pacific very much depends on the prosperity and growth in mainland China, and in that we have full confidence.

On behalf of all the directors, I would like to express my gratitude to all the staff at CITIC Pacific for their unwavering support, commitment and hard work, without which our progress would not be possible.

Larry Yung Chi Kin
Chairman
Hong Kong, 26 August 2004

財政回顧
Financial Review

綜合財政業績
截至二零零四年六月三十日止六個月

緒言
中信泰富之二零零四年中期報告，包括主席致股東報告、中期賬目及按會計準則、法例及香港聯合交易所規定之其他資料。編製本財政回顧，旨在透過討論各項業務之溢利貢獻及本公司之整體財政狀況，協助讀者瞭解所提供之法定資料。

本中期報告第30頁至第34頁載有綜合損益賬、資產負債表、現金流量表及權益變動表。緊隨該等財務報表之後為進一步闡釋報表所載若干數據之附註，載於中期報告第35頁至第41頁。

載於第42頁為中信泰富核數師羅兵咸永道會計師事務所向股東發出之報告，列載其對中信泰富中期報告之獨立分析。

會計基準
中信泰富乃根據香港會計師公會頒佈而普遍被採用之香港會計準則編製財務報表。香港會計準則大致上依循國際會計準則。

of the Consolidated Financial Results
for the six months ended 30 June 2004

Introduction
CITIC Pacific's 2004 Interim Report includes a letter from the Chairman to shareholders, the interim accounts and other information required by accounting standards, legislation, and the Hong Kong Stock Exchange. This Financial Review is designed to assist the reader in understanding the statutory information by discussing the contribution of each business segment, and the financial position of the company as a whole.

Pages 30 to 34 of the Interim Report contain the Consolidated Profit and Loss Account, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity. Following these financial statements, on pages 35 to 41 of the Interim Report, are Notes that further explain certain figures presented in the statements.

On page 42 is the report of CITIC Pacific's auditor – PricewaterhouseCoopers – of their independent review of CITIC Pacific's Interim Report.

Basis of Accounting
CITIC Pacific prepares its financial statements in accordance with generally accepted accounting standards published by the Hong Kong Society of Accountants. Hong Kong accounting standards broadly follow International Accounting Standards.

股東應佔溢利

截至二零零四年六月三十日止六個月之股東應佔溢利為港幣十三億六千三百萬元，較二零零三年之港幣四億一千九百萬元上升225%。溢利上升之原因詳見下文。

Profit Attributable to Shareholders

The net profit attributable to shareholders for the six months ended 30 June 2004 was HK$1,363 million, an increase of 225% compared with HK$419 million achieved in 2003. The reasons for the increase in profit are described below.

股東應佔溢利
Profit Attributable to Shareholders


港幣百萬元 HK$ million
2,735
3,291
2,110
3,875
1,305
六個月業績 Six month results
419
1,363
99
00
01
02
03
6/03
6/04

業務分類溢利貢獻

各主要營業單位在二零零四年首六個月之溢利貢獻，與二零零三年同期比較如下：

Business Segments Contribution

The contribution made by major business units in the first six months of 2004, compared with the same period of 2003, were:

溢利貢獻 *港幣百萬元*	Contribution *HK$ million*	1 – 6/2004	1 – 6/2003	2004 – 2003
發電	Power Generation	208	149	59
信息業	Communications	111	112	(1)
航空	Aviation	549	(382)	931
基礎設施	Civil Infrastructure	161	443	(282)
特種鋼鐵業	Special Steel Manufacturing	207	76	131
銷售及分銷	Marketing & Distribution	146	129	17
物業	Property	267	239	28

與二零零三年六月三十日首六個月之溢利貢獻比較：

- 發電：由於電力需求增加，以及北方聯合電力首次為集團帶來溢利，令溢利貢獻增長。
- 信息業：中信電訊1616的溢利貢獻上升，由於邊際利潤有所改善。澳門電訊的業績較2003年疲弱，而中信國安則較穩定，其他業務亦投資了新的產品及服務。
- 航空：2004年度上半年的客運市場甚為活躍，與去年「非典」期間客運量大幅下跌形成強烈對比。
- 基礎設施：香港的隧道溢利貢獻增長17%，但由於2003年度上半年出售了上海的橋隧及公路項目，令整體盈利下降。
- 特種鋼鐵業：2004年的鋼鐵需求量可觀的增加，令邊際利潤錄得龐大增長。
- 銷售及分銷：大昌行的非汽車貿易及慎昌於香港和國內市場的業績均有所改善。汽車業務在所有市場仍保持高度競爭力，大昌行於香港的汽車銷售量增長了14%。國內的銷情則平穩。香港的商業汽車和觸媒催化器銷售及汽車租賃方面的盈利均見改善，但國內方面由於產品組合的轉變，令盈利有所下調。
- 物業：香港及上海的物業租金收入均有所增長。

Compared with the contribution for the six months ended 30 June 2003:

- Power Generation: the increased demand for electricity and a first contribution from North United Power resulted in higher contribution.
- Communications: CITIC Telecom 1616's contribution increased due to improved margins. Operating results at CTM was weaker than in 2003, while CITIC Guoan was relative stable and other business invested in new products and services.
- Aviation: the market for passenger travel was buoyant in the first half of 2004 in a contrast to the previous year when SARS caused a dramatic reduction in passenger traffic.
- Civil Infrastructure: the tunnels in Hong Kong increased their contribution 17% and the overall decrease was due to the sale of bridges, tunnels and a road in Shanghai in the first half of 2003.
- Special Steel Manufacturing: significantly higher margins were achieved in 2004 due to a considerable increase in the demand for steel.
- Marketing & Distribution: the non-motor trading business of DCH and SIMS had much improved results in both the Hong Kong and mainland markets. The motor business remained highly competitive in all markets, DCH sold 14% more vehicles in Hong Kong, while sales in the mainland were flat. Profits improved in Hong Kong particularly due to commercial vehicle and catalytic converter sales and motor leasing but were lower in the mainland due to a change in product mix.
- Property: income from rental properties rose in both Hong Kong and Shanghai.

溢利貢獻
Contribution

港幣百萬元 HK$ million

截至六月三十日止六個月
Six months ended 30 June


600
400
200
0
-200
-400
發電
Power Generation
信息業
Communications
航空
Aviation
基建設施
Civil Infrastructure
特種鋼鐵業
Special Steel Manufacturing
銷售及分銷
Marketing & Distribution
物業
Property

2003　2004

本中期報告第36頁及第37頁載有按業務分類之營業額，以及來自綜合業務、共同控制實體及聯營公司之未扣除財務支出淨額及稅前溢利資料。

Pages 36 and 37 of the Interim Report contains business segment information for turnover and profit before net finance charges and taxation for consolidated activities, jointly controlled entities and associated companies.

地區分佈

來自香港、中國以及海外之溢利貢獻及資產，乃根據每項業務之基地所在位置劃分。來自中國之溢利貢獻減少，原因為集團在二零零三年中出售位於上海之橋樑及隧道項目。

Geographical Distribution

The division of contribution and assets between Hong Kong, mainland China and overseas is shown below based on the location of the base of each business's operations. There was a decline for the amount contributed by the mainland China components following the disposal of the bridges and tunnels in Shanghai in mid-2003.

地區分佈
Geographical Distribution

截至二零零四年六月三十日止六個月
Six months ended 30 June 2004


2%
34%
64%

溢利貢獻 %
Contribution %

二零零四年六月三十日結算
As at 30 June 2004


1%
29%
70%

賬面資產值 %
Assets at Book Value %

香港特別行政區 Hong Kong SAR　中國 Mainland China　海外 Overseas

利息支出

本集團之利息支出由港幣二億一千五百萬元下降至港幣一億六千三百萬元，是由於借貸成本減少。

攤銷

會計準則規定須作出若干與集團業務之現金流量無關之重大調整。商譽（就收購業務所付款項超出其實質及可辨認資產之價值）必須於其不超過二十年之可使用年期內在損益賬攤銷。於二零零四年，港幣一億一千萬元之商譽已於損益賬內攤銷，較二零零三年上半年增加港幣一千一百萬元。

稅項

稅項由二零零三年港幣二億一千九百萬元上升至二零零四年港幣二億八千四百萬元。二零零四年上半年之稅項支出詳情載於中期報告附註5。

股東回報

中信泰富之主要目標乃增加股東價值，並以每股盈利作為指引。本公司期望其業務於營運期間所提供之投資回報能為股東帶來足夠之股本報酬。

Interest Expense

The Group's interest expense decreased from HK$215 million to HK$163 million mainly due to a decrease in borrowing cost.

Amortisation

Accounting standards require certain adjustments that are unrelated to the cashflow of our businesses. Goodwill – the amount paid for buying a business that exceeds the value of its physical and identifiable assets – must be amortised to the profit and loss account over its useful life not exceeding 20 years. In 2004, HK$110 million of goodwill was amortised to the profit and loss account, a HK$11 million increase compared to the first half of 2003.

Taxation

Taxation increased from HK$219 million in 2003 to HK$284 million in 2004. The components of the taxation charge for the half year are set out in Note 5 of the Interim Report.

Shareholders' Returns

CITIC Pacific's primary objective is to increase shareholder value for which it has used earnings per share as a proxy. The Company expects its businesses to provide returns on investment over their lives that will provide shareholders with an adequate return on equity.

每股盈利

截至二零零四年六個月止之每股盈利為港幣0.62元，較二零零三年同期之港幣0.19元上升225%。該兩年度之已發行股份數目大致相同，故每股盈利上升實為溢利上升所致。

Earnings per Share

Earnings per share were HK$0.62 for the six months ended 2004, an increase of 225% compared with HK$0.19 for the same period in 2003. The number of shares outstanding in the two years was substantially the same so all the increases in earnings per share was attributable to the increase in profit.



每股盈利
Earnings per Share
港幣元 HK$
1.29
1.49
0.96
1.77
0.60
六個月業績 Six month results
0.19
0.62
99
00
01
02
03
6/03
6/04



每股股東資金
Shareholders' Funds per Share
港幣元 HK$
18.0
18.8
18.9
19.4
17.7
17.7
99
00
01
02
03
6/04

每股股東資金

二零零四年六月三十日之每股股東資金為港幣17.7元，與二零零三年十二月三十一日之數字相同。

Shareholders' Funds per Share

Shareholders' funds per share at 30 June 2004 was HK$17.7, the same as at 31 December 2003.

每股股息

二零零四年之建議宣派中期股息為每股港幣0.30元，與二零零三年及二零零二年相同。

Dividend per Share

An interim dividend of HK$ 0.30 per share is proposed for 2004, the same as in 2003 and 2002.

每股股息
Dividend per Share


港幣元 HK$
2.75
2.00
0.55
0.20
0.85
0.65
0.20
0.80
0.60
0.20
2.00
1.00
0.70
0.30
1.00
0.70
0.30
0.30
99
00
01
02
03
6/04
中期股息 Interim Dividend
末期股息 Final Dividend
特別股息 Special Dividend

營業額

貨品銷售及服務佔營業額之最大部份，並包括其他項目如出售資產等。本集團只呈報來自綜合業務之營業額。綜合業務(不包括共同控制實體或聯營公司)為稅前溢利提供港幣九億六千九百萬元之貢獻。

在截至二零零四年六月三十日止六個月，銷售及分銷之營業額較二零零三年同期增加5%。汽車貿易之營業額上升9%，其他貿易及分銷之營業額輕微上升1%。特種鋼鐵業之營業額則受惠於特鋼銷售價格上升，增加53%。至於信息業之營業額則主要因國際長途電話價格下跌，減少5%。

二零零三年之其他營業額，則包括以港幣六十二億元之代價出售位於上海之橋隧及公路。

Turnover

The largest component of Turnover is the sale of goods and services, but other items such as sales of assets are included. Only the turnover from businesses included as Consolidated Activities is reported – they contributed HK$969 million to the net profit before taxation – turnover in jointly controlled or associated companies is not reported.

Marketing & Distribution turnover increased 5% in the six months ended 30 June 2004 compared with the same period in 2003. Motor trading turnover increased 9%, other trading and distribution turnover increased slightly by 1%. Special Steel Manufacturing turnover increased 53% mainly due to increased sales price of special steel, while communications turnover decreased 5% mainly due to the decreased price of international calls.

Other turnover in 2003 included the sales of bridges, tunnels and a road in Shanghai at a consideration of HK$6.2 billion.



營業額
Turnover
港幣拾億元 HK$ billion
30
25
20
15
10
5
0
99
00
01
02
03
六個月業績 Six month results
6/03
6/04
發電 Power Generation
基礎設施 Civil Infrastructure
信息業 Communications
銷售及分銷 Marketing & Distribution
物業 Property
特種鋼鐵業及其他 Special Steel Manufacturing & Others
出售業務 Sale of Businesses

資本開支

發電業務之投資，包括增購利港電廠8.7%之非直接權益，以及增購豐泰電廠20%及北方聯合電力20%之權益。

特種鋼鐵業務方面，曾於二零零四年一月十九日公佈計劃增購江陰鋼廠權益之收購已於二零零四年上半年完成。

合資企業中國國際貨運航空有限公司已於一月投入運作；而位於上海之物業項目亦持續發展。

「其他業務」包括向中信資本市場額外注資。在二零零三年之投資，則包括一個藥業項目。

於今年及去年同期內，銷售及分銷業務均添置車輛，以拓展汽車租賃業務。

基礎設施業務方面，已投資一間位於上海之廢料處理廠。

於二零零四年六月三十日，本集團已簽約資本承擔為港幣四十八億元。

Capital Expenditure

Investment in the power sector included the acquisition of an additional indirect interest of 8.7% in Ligang Power Station, an additional 20% interest in Fengtai Power Plant, and 20% of North United Power.

In the Special Steel Manufacturing sector, the acquisition of additional interests in the Jiangyin Steel Plant described in an announcement dated 19 January 2004 was completed late in the first half of 2004.

The Air China Cargo joint venture began operation in January, while property developments in Shanghai are continuing.

An additional capital contribution to CITIC Capital Markets was made in 'Other Sectors'. In 2003 an investment was made in a pharmaceutical project.

Marketing and Distribution purchased additional vehicles to expand its motor leasing business in both periods.

In the Civil Infrastructure sector, an investment was made in a waste treatment plant in Shanghai.

As at 30 June 2004, the Group's contracted capital commitments were HK$ 4.8 billion.

資本開支 *港幣百萬元*	Capital Expenditure *HK$ million*	1 – 6/2004	1 – 12/2003
發電	Power Generation	1,184	144
特種鋼鐵業	Special Steel Manufacturing	1,038	537
航空	Aviation	518	–
物業	Property	511	104
其他業務	Other Sectors	269	195
信息業	Communications	134	185
銷售及分銷	Marketing & Distribution	86	211
基礎設施	Civil Infrastructure	50	5

集團之流動資金及資本來源

一般政策

中信泰富之策略為保持嚴謹之融資監控，以及維持高透明度。本集團之融資及現金管理運作均集中在總公司層次進行，藉以加強集團之風險管理、監控以及財務資源之運用。

中信泰富致力透過銀行及資本市場分散集資途徑。融資安排均盡可能配合業務特點及現金流量情況。在可能及合適之情況下安排有限或無追索權之項目融資。

中信泰富之業務主要集中在香港及中國兩地，因此，集團需承受港元、美元及人民幣外滙波動之風險。中信泰富透過借貸或利用外滙合約安排，以有關資產或現金收益之幣種為非港元資產進行融資，務求將貨幣風險降至最低。由於中國之金融市場有所局限、加上監管限制（特別是現時人民幣未能自由兑換，以及國內之外滙遠期市場尚未發展），故上述目標未能時常達致。此外，由於「註冊資本」（一般規定不得少於有關項目之總投資額25%）必須以美元或港元投入，因此本集團之人民幣淨資產將不斷增加。在二零零四年六月三十日，本集團約29%之資產位於中國內地。

為穩定利息開支，集團致力維持適當之固定息率／浮動息率借貸。集團在考慮整體市場趨勢、集團之現金流量以及利息倍數比率後決定利率對沖比率。本集團亦積極安排利率掉期交易，從而控制長期利率風險。

Group Liquidity and Capital Resources

General Policies

The Group's policy is to maintain a high degree of financial control and transparency. Financing and cash management activities are centralised at head office level to enhance risk management, control and the best utilisation of financial resources of the Group.

Funding sources are diversified through utilisation of both the banking and capital market. To the extent it is possible, financings are arranged to match business characteristics and cash flows. Limited or non-recourse project finance is employed when it is available and appropriate.

CITIC Pacific conducts business mainly in Hong Kong and mainland China, therefore is subject to market risk in the foreign exchange rate of the HK Dollar, US Dollar and Renminbi. To minimise currency exposure, non Hong Kong dollar assets are usually financed in the same currency as the asset or cash flow from it, either by borrowing or using foreign exchange contracts. Achieving this objective is not always possible due to limitation in financial markets and regulatory constraints, particularly on investment into mainland China as currently, the Renminbi is not a free convertible currency and an on-shore forward market has not been developed. In addition, 'Registered Capital', which is usually accounted for no less than 25% of the total project investment amount, is required to be paid in US or HK Dollars. As a result, CITIC Pacific has an increasing exposure to the Renminbi. As of 30 June 2004, around 29% of the Group's assets were based in mainland China.

The Group aims to maintain a suitable mixture of fixed rate / floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of the general market trend, the Group's cash flow pattern and interest coverage ratio. The Group actively employs interest rate swap transactions to manage long term interest risk.

本公司只利用衍生工具對沖利率及滙率風險，嚴禁進行投機買賣。交易對手之信貸風險亦會審慎分析。一般而言，本公司只與信貸評級達A級或以上之金融機構交易，而本集團為了控制信貸風險，亦會考慮交易對手向本集團提供之信貸額。

The Company only uses derivative transactions for interest rate and currency hedging purposes, speculative trading is prohibited. Counterparties' credit risks are carefully reviewed. In general, the Company only deals with financial institutions with credit rating of single A or above. The counterparties' lending exposure to the Group is also an important consideration as a means to control credit risk.

現金流量

由於本集團之大部份債項由控股公司安排，故各項業務為本公司帶來的現金流量淨額，乃衡量本公司償還債項能力之重要指標。期內，本集團之現金流量持續穩定強勁。以下為期內各業務之現金流量概覽：

Cash Flow

By design, most of the Group's debt is raised at the holding company level. As such, the net amount of cash flow from each business to the Company is an important indicator as to the Company's ability to service its debts. During the period, the Group's cash flow remained stable and strong. Following is a summary of the cash contribution by each business segment for the period:

		截至六月三十日止六個月 For the six months ended 30 June	
港幣百萬元	*HK$ million*	**2004**	2003
基本建設	**Infrastructure**		
發電	Power Generation	**148**	185
基礎設施	Civil Infrastructure	**180**	158
信息業	Communications	**49**	153
航空	Aviation	**428**	268
物業	**Property**	**525**	529
銷售及分銷	**Marketing & Distribution**	**39**	62
合計	**Total**	**1,369**	1,355


業務之現金流量
Cash Flow from Operations
港幣拾億元 HK$ billion
20
15
10
5
0
99
00
01
02
03
六個月業績 Six month results
6/03
6/04


每股現金流量
Cash Flow per Share
港幣元 HK$
8.8
7.1
1.7
2.7
0.7
2.0
2.4
4.6
1.1
3.5
4.0
2.8
1.2
99
00
01
02
03
六個月業績 Six month results
0.7
0.6
6/03
6/04

基本建設 Infrastructure

銷售及分銷 Marketing & Distribution

物業 Property

特種鋼鐵業及其他 Special Steel Manufacturing & Others

出售業務 Sale of Businesses

經常性收入之每股現金流量 From Regular Cash Flow per Share

出售業務之每股現金流量 From Cash Flow per Share from the Sale of Businesses

綜合現金流量概覽	Consolidated Cash Flow Summary	截至六月三十日止六個月 For the six months ended 30 June	
港幣百萬元	HK$ million	**2004**	2003
現金淨額來自／(投資於)	Net Cash generated from / (invested in)		
綜合業務	consolidated activities	**(79)**	908
共同控制實體	jointly controlled entities	**(1,092)**	(85)
聯營公司	associated companies	**50**	(357)
投資	investments	**(66)**	324
出售業務權益及有價證券	Sale of business interests and marketable securities	**2**	210
資本開支及於新業務之投資	Capital expenditure and investment in new businesses	**(1,435)**	(360)
税項	Tax	**(97)**	(23)
已支付利息淨額	Net interest paid	**(166)**	(221)
		(2,883)	396
已支付股息	Dividends paid	**(1,533)**	(3,720)
借貸增加	Increase in borrowings	**2,024**	2,445
已行使購股權	Share options exercised	**30**	–
		521	(1,275)
現金及等同現金之減少	Decrease in cash and cash equivalents	**(2,362)**	(879)

集團債項及流動資金

於二零零四年六月三十日，本集團之借貸總額為港幣一百二十九億元（二零零三年十二月三十一日：港幣一百零五億元），而現金及銀行存款則為港幣三十二億元，負債淨額為港幣九十七億元，二零零三年十二月三十一日之負債淨額則為港幣五十億元。槓桿比率根據負債淨額佔資本總額計算為20%（二零零三年十二月三十一日：11%）。負債淨額之增長，主要由於集團投入電廠、空運、特種鋼鐵業及住宅物業發展等新項目。

Group Debt and Liquidity

As of 30 June 2004, the Group's total outstanding debt was HK$12.9 billion (31 December 2003: HK$10.5 billion), cash and deposits with banks were HK$3.2 billion giving a net debt of HK$9.7 billion compared to HK$5 billion at 31 December 2003. Leverage, measured by the net debt to total capital, was 20% (31 December 2003: 11%). The increase in net debt was mainly due to the new investments in power plants, air cargo, special steel manufacturing and residential property development.

負債總額

負債總額因上述新投資項目而增加。於二零零四年六月三十日，將於二零零五年底到期之借貸佔負債總額11%，而本集團於該日之銀行存款為港幣三十二億元，超過於二零零四年下半年到期償還之貸款。

Total Debt

Total debt increased due to new investments as mentioned above. The debt at 30 June 2004 that will be mature upto end of 2005 amounted to 11% of the total debt and at that date the Group had deposits with banks of HK$3.2 billion exceeding the loans due for repayment in second half of 2004.

負債總額
Total Debt


港幣拾億元 HK$ billion
20
15
10
5
0
99
00
01
02
03
六個月業績 Six month results
6/03
6/04
一年內 In the first year
兩年內 In the second year
三至五年內（包括首尾兩年）
In the third to fifth year inclusive
五年後 After fifth year

於二零零四年六月三十日，在貨幣掉期前後本集團之借貸與現金及存款結餘之幣種如下：

The denomination of the Group's borrowings before and after currency swaps as well as cash and deposit balances in various currencies as of 30 June 2004 were summarised as follows:

幣種 *港幣百萬元等值*	Denomination *HK$ million Equivalent*	港元 HK$	美元 US$	人民幣 Renminbi	日圓 Yen	其他 Other	總計 **Total**
原本幣種之借貸	Borrowings in original currency	7,035	4,492	555	577	201	**12,860**
貨幣掉期後之借貸	Borrowings after Currency Swaps	8,933	2,594	555	577	201	**12,860**
現金及存款	Cash and Deposits	394	1,667	831	236	22	**3,150**
掉期後之借貸(現金)淨額	Net Borrowings (Cash) after Swaps	8,539	927	(276)	341	179	**9,710**

此外，中信泰富採用了於衍生工具內所述之外滙遠期／期權合約工具。

In addition, the Company entered into currency forward / option contracts as described under 'Derivative Products'.

備用融資來源

Available Sources of Financing

於二零零四年六月三十日，在本集團尚未提用之備用信貸中，港幣七十五億元為獲承諾之長期貸款，港幣十五億元為貨幣市場信貸額，而港幣十九億元則為備用貿易信貸額。

As of 30 June 2004, the Group's undrawn available facilities consists of HK$7.5 billion in committed long term loans and HK$1.5 billion of money market lines. In addition, available trade facilities amounted to HK$1.9 billion.

港幣百萬元	*HK$ million*	信貸總額 Total Facilities	未償還金額 Outstandings	備用信貸 Available Facilities
獲承諾貸款	**Committed Facilities**			
銀行貸款	Bank Loans	15,486	7,976	7,510
全球債券	Global Bonds	3,510	3,510	–
私人配售	Private Placement	780	780	–
獲承諾總額	**Total Committed**	19,776	12,266	7,510
未獲承諾貸款	**Uncommitted Facilities**			
貨幣市場信貸額	Money Market Lines	2,051	587	1,464
貿易信貸額	Trade Facilities	2,506	565	1,941

未償還負債之到期結構

本集團積極管理及延展集團之債務到期結構，以確保集團每年到期之債務不會超出當年預期之現金流量及集團在該年度為有關債務進行再融資之能力：

Maturity Profile of Outstanding Debt

The Group actively manages and extends its debt maturity profile to ensure that the Group's maturing debt each year will not exceed the anticipated cash flow and the Group's ability to refinance the debt in that year:

港幣百萬元 HK$ million	2004	2005	2006	2007	2008	2009年及以後 2009 and Beyond	合計 Total	百分率 Percentage
母公司[1] Parent Company[1]	184	90	1,869	2,687	2,965	3,510	11,305	88%
附屬公司 Subsidiaries	573	552	252	115	63	–	1,555	12%
到期債務 Maturing Debt	757	642	2,121	2,802	3,028	3,510	12,860	100%
百分率 Percentage	6%	5%	16%	22%	24%	27%	100%	

1. 包括一間專為特定目的而成立之全資附屬公司所發行總值四億五千萬美元之全球債券。

1. Including a US$450 million global bond which was issued by a wholly owned special purposes vehicle.

財務狀況一覽

以下為本集團於二零零四年六月三十日之負債所涉及類別、利率、到期年份以及幣種分析：

Financial Position at a Glance

The charts below show the type, interest rate, maturity and currency profiles of borrowings of the Group as at 30 June 2004:

尚未提用之信貸額
Available Facilities by Type

合共港幣一百零九億二千萬元
Total HK$10.92 billion


69%
13%
18%
有期限 Term Loan
貨幣市場 Money Market
貿易 Trade

未償還負債
Outstanding Debt by Type

合共港幣一百二十八億六千萬元
Total HK$12.86 billion



62%
27%
6% 5%
有期限 Term Loan
債券 Bond
私人配售 Private Placement
貨幣市場 Money Market

按幣種分類之未償還負債
Outstanding Debt by Currency



55%
35%
4% 6%
港元借貸 HKD Loan
美元借貸 USD Loan
人民幣借貸 RMB Loan
其他幣種借貸 Other Currency Loans

按到期年份分類之未償還負債
Outstanding Debt by Maturity



6% 5%
62%
27%
2004
2005
2006 to 2008
2009年及以後 2009 & Beyond

利率計算基準(超過一年)
Interest Rate Base (Over One Year)



港元 HKD
18%
82%
美元 USD
54%
46%
所有貨幣 All Currencies
29%
71%
固定 Fixed
浮動 Floating

財務擔保及抵押資產

於二零零四年六月三十日，未反映在本公司及其附屬公司之綜合負債之擔保合共約港幣六億七千四百萬元，主要包括中信泰富按其控股比例為吉林發電廠之銀行融資所提供之擔保。

於二零零四年六月三十日，為數港幣七千九百萬元之資產用作附屬公司銀行信貸之抵押，主要涉及大昌行於海外之貿易業務。

Financial Guarantees and Pledged Assets

The aggregate amount of guarantees given by the Company and its subsidiaries which were not included in consolidated borrowings was approximately HK$674 million as of 30 June 2004, primarily related to a guarantee to support CITIC Pacific's share of the loan facilities at Jilin Power Station.

As at 30 June 2004, assets of HK$79 million were pledged to secure banking facilities utilised by subsidiaries, mainly related to Dah Chong Hong's trading business overseas.

共同控制實體及聯營公司之債務/現金

基於會計原因，本集團部份業務已分類為共同控制實體或聯營公司。以下為共同控制實體及聯營公司於二零零四年六月三十日之債務/現金詳情，根據香港普遍被採用之會計準則，此等債務/現金並不包括在集團之綜合賬目內。

Debt / Cash in Jointly Controlled Entities and Associated Companies

For accounting purposes, some of the Group's businesses are classified as jointly controlled entities and associated companies. The following table shows the debt / cash position of jointly controlled entities and associated companies as of 30 June 2004 which under Hong Kong generally accepted accounting standards is not consolidated into the Group's accounts.

業務分類 *港幣百萬元*	Business Sector *HK$ million*	總負債淨額/(現金) Total Net Debt/(Cash)	中信泰富應佔之負債淨額/(現金) Proportion of Net Debt/(Cash) attributable to CITIC Pacific	獲中信泰富或其附屬公司擔保之負債 Amount of debt guaranteed by CITIC Pacific or its subsidiaries
基本建設	**Infrastructure**			
發電	Power Generation	2,443	1,198	657
基礎設施	Civil Infrastructure	2,904	1,070	
信息業	Communications	1,000	617	
航空	Aviation	13,945	3,387	
銷售及分銷	**Marketing & Distribution**	741	372	
物業	**Property**	(338)	(126)	
其他	**Others**	(897)	(449)	
		19,798	6,069	657

又一城及愉景灣項目全部由股東出資，並無向外借貸；除了上表所列及於財務擔保所述有關吉林發電廠之財務擔保外，其他聯營公司及共同控制實體為本身業務進行之融資均對股東無任何追索權。

Festival Walk and Discovery Bay are financed by their shareholders and do not have external borrowings; other associated companies and jointly controlled entities raise debt to finance their operational activities without recourse to their shareholders, except for Jilin Power Station as declared under Financial Guarantees and shown in the above table.

衍生工具

中信泰富以不同形式之金融工具（包括衍生工具）調控利率及滙率波動之風險。

本公司利用利率掉期，遠期利率協議及利率期權合約對沖風險或更改其借貸之利率性質。於二零零四年六月三十日，本公司共有合面值港幣八十五億元之利率掉期／期權合約。在利率掉期後，本集團之實際浮動利率借貸為港幣九十億元，佔借貸總額之70%，其餘借貸則實際上以固定利率計息。

於截至二零零四年六月三十日止六個月之加權平均借貸成本（包括費用及對沖成本）約為3.4%，去年同期則為4.6%。

本集團業務之基本現金流量主要以港幣或人民幣為貨幣單位。公司通過訂立外滙掉期、遠期及期權合約等手段，務求將美元借貸及利率風險降至最低。於二零零四年六月三十日，此等合約合共五億七千萬美元。

為了對沖來自中國多個項目之預期應收股息，本公司亦已訂立人民幣不交收遠期合約（「NDF」合約）。此等股息原本以人民幣為貨幣單位，在支付時必須兑換為美元。於二零零四年六月三十日，本公司之人民幣不交收遠期合約合共三千五百萬美元。

Derivative Products

CITIC Pacific employs a combination of financial instruments, including derivative products, to manage its exposure to fluctuations in interest and currency rates.

The Company uses interest rate swaps, forward rate agreements and interest rate option contracts to hedge exposures or to modify the interest rate characteristics of its borrowings. As of 30 June 2004, the Company had outstanding interest rate swap / option contracts with a notional amount of HK$8.5 billion. After the swaps, effectively HK$9.0 billion or 70% of the Group's total borrowings were paying floating rate and the remaining were effectively paying fixed rate of interest.

The overall weighted average all-in cost of debt (including fees and hedging costs) for the six months ended 30 June 2004 was about 3.4%, compared with 4.6% for the same period last year.

The underlying cash flow of the Group's businesses is mainly in HK dollars or in Renminbi. To minimise potential US dollar debt and interest exposures, the Company entered into foreign exchange swap, forward and option contracts. As of 30 June 2004, such contracts outstanding amounted to US$570 million.

The Company also entered into Renminbi Non Deliverable Forward or known as 'NDF' contracts for purpose of hedging the projected dividend receivable from various projects in the mainland. These dividends are originally denominated in Renminbi and required to be converted to USD at time of the payment. As of 30 June 2004, total outstanding NDF contracts amounted to US$35 million.

根據本公司之計算或根據向主要金融機構索取之市值報表顯示，於二零零四年六月三十日，集團全部衍生工具交易之公平價值總額約為正數值港幣一千七百萬元。

Based on the Company's calculation and / or the mark to market price quotation obtained from major financial institutions, the aggregate fair value of all the outstanding derivative transactions as at 30 June 2004 was approximately a positive value of HK$17 million.

或然負債

於二零零四年六月三十日，本集團之或然負債與去年底比較並無重大轉變。

Contingent Liabilities

As at 30 June 2004, the Group's contingent liabilities had not changed significantly from the last year end.

槓桿比率

於二零零四年六月三十日，負債淨額佔資本總額20%，而二零零三年底則為11%。

Leverage

Net debt divided by total capital was 20% at 30 June 2004 compared with 11% at the end of 2003.


槓桿比率
Leverage
港幣拾億元 HK$ billion
60
50
40
30
20
10
0
22%
20%
19%
14%
11%
20%
99
00
01
02
03
6/04
資本總額 Total Capital
負債淨額佔資本總額% Net Debt/Total Capital %
負債淨額 Net Debt

利息倍數

截至二零零四年六月三十日止六個月，不包括利息支出、稅項、折舊及攤銷之溢利淨額除以利息支出為15.1； 而二零零三年同期則為6.3，原因為溢利上升225%，及利息支出總額減少24%。

Interest Cover

EBITDA divided by interest expense for the six months ended 30 June 2004 was 15.1 compared to 6.3 in the same period in 2003, due to the 225% increase in profit and a 24% decrease of total interest expenses.



利息倍數
Interest Cover
港幣拾億元 HK$ billion
6
5
4
3
2
1
0
99
00
01
02
03
6/04
4x
5x
6x
12x
8x
15x
不包括利息支出、稅項、折舊及攤銷之溢利淨額 EBITDA
不包括利息支出、稅項、折舊及攤銷之溢利淨額佔利息支出 (x = 倍)
EBITDA / Interest Expense (x = times)
利息支出 Interest Expense

借貸承諾

為了管理集團借貸結構以及債項方面之規定，中信泰富已制訂一套標準借貸承諾。財務承諾包括資本淨值最低保證、借貸總額佔資本淨值之最高比率以及抵押資產佔集團總資產之上限。在二零零四年六月三十日，本集團均符合其所有借貸承諾。

Loan Covenants

Over the years, CITIC Pacific has developed a set of standard loan covenants to facilitate the management of its loan portfolio and debt compliance. The financial covenants are generally limited to minimum net worth undertaking; a maximum ratio of total borrowings to net worth and a limit on the amount of pledged assets as a percentage of the Group's total assets. As at 30 June 2004, CITIC Pacific is in compliance with all of its loan covenants.

信貸評級

穆迪投資及標準普爾給予本公司之外幣長期信貸投資評級分別為Baa3及BBB-。兩項評級均顯示本公司目前之信貸前景穩定，反映中信泰富之財務狀況健全，包括負債比率低、業務多元化及現金流量強勁等有利條件。截至二零零四年六月三十日止六個月，集團之槓桿比率（根據負債淨額佔資本總額計算）為20%，而利息倍數（根據不包括利息支出、税項、折舊及攤銷之溢利淨額除以利息支出計算）則為15.1。集團深信，本集團之上述財務指標反映集團財務穩健、實力雄厚。本公司之目標為維持既有之穩健財務政策，務求進一步提升其信貸評級。

Credit Ratings

The Company has been assigned an investment grade foreign currency long term credit rating of Baa3 by Moody's Investor Service and BBB- by Standard & Poor's. For both ratings, the current credit outlook is stable, reflecting CITIC Pacific's strong financial profile including low leverage, diversified business and strong cashflow. The Group's leverage, measured by the net debt to total capital, was 20%. Interest cover, defined as EBITDA divided by interest expense, was 15.1 for the six months ended 30 June 2004. We believe that these financial indicators demonstrated the Group's financial strength. The Company's objective is to maintain its financial discipline aiming to improve its credit rating going forward.

前瞻聲明

本中期報告載有若干涉及本集團財政狀況、業績及業務之前瞻聲明。該等前瞻聲明乃本公司對未來事件之預期或信念，且涉及已知及未知風險及不明朗因素，而此等因素足以令實際業績、表現或事態發展與該等聲明所表達或暗示之情況存在重大差異。

前瞻聲明涉及固有風險及不明朗因素。敬請注意：多項因素均可令實際業績有別於任何前瞻聲明所預測或暗示之業績；在若干情況下，更可能存在重大差異。

Forward Looking Statements

This Interim Report contains certain forward looking statements with respect to the financial condition, results of operations and business of the Group. These forward looking statements represent the Company's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Forward looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward looking statement.

人力資源
Human Resources

本集團之僱員人數上升了3.6%，由二零零三年十二月底的12,174人升至二零零四年六月底的12,611人。隨著中信泰富加強集團在國內之發展及投資，內地僱員人數亦創出新高，達8,376人。香港及全球各地之員工人數則維持穩定，分別為4,000人及235人。截至二零零四年六月三十日止六個月之僱員成本總額為港幣六億七千六百萬元。

集團在過去數年所推行之提升效率措施，已成為成本管理及提升工作水平的焦點。在非典型肺炎過後，本港鄰近地區之營商環境逐步改善，集團內數行業對人手需求重拾升軌，管理層就此已作出相應的部署。

中信泰富致力提供健康之企業環境，讓員工各展所長。隨著中港兩地跨境商業活動越趨頻繁，集團鼓勵並積極推動兩地業務之融合及兩地員工知識交流及技術轉移。本集團除了提供在職培訓及發展課程，藉以協助員工改善工作表現及為將來發展做好準備，亦舉辦多項有益身心之活動，鼓勵員工參與，達到強身健體之目的。

中信泰富在每年下半年檢討僱傭條件，以確保員工之整體薪酬及福利對內公平公正，對外與大型機構之水平相若。集團在制訂有關僱傭方案時，均會考慮市場數據、業界標準及最新趨勢。集團將繼續確保其薪酬政策足以反映員工個人表現。在過去六個月，集團之人力資源管理政策或程序並無主要改動。

中信泰富及其員工一直支持慈善工作及推廣教育、環保、康體、文化及藝術活動，積極贊助及參與在香港、國內及海外舉辦之有關活動。

The headcount of the Group increased by 3.6%, from 12,174 at the end of December 2003 to 12,611 at the end of June 2004. The number of employees in the mainland reached a new high of 8,376 as the Group continues to step up its development and investment in China. The headcount in Hong Kong and the rest of the world remains stable at 4,000 and 235 respectively. The total staff cost for the six months ended 30 June 2004 was HK$676 million.

As reported previously, the efficiency enhancement measures undertaken by the Group in the last few years have brought new focus on cost management and performance achievement. With the recovery of trading conditions in the region after the SARS outbreak, the Group is aware of the renewed demand on manpower in several industries and is reacting appropriately.

CITIC Pacific is committed to providing a healthy organizational environment for individual's development. With the ever growing cross-border business activities between Hong Kong and the mainland, the Group encourages and is actively promoting business integration, knowledge sharing and skills transfer between staff in the two territories. In addition to providing job-related training and development programmes aimed at helping employees improve work performance and preparing for future development, the Group also organizes and encourages staff to participate in wellness/fitness activities that are conducive to good health and well-being.

In the latter half of every year, CITIC Pacific conducts reviews on the terms and conditions of employment to ensure that the overall compensation and benefits offered to staff are internally equitable and externally compatible with major employers. Market data, along with industry practices and emerging trends, are taken into consideration when formulating related staff programmes. The Group will continue to ensure that its compensation policies are reflective of individual performance. No major amendment to human resource management policy or procedure has been executed in the last 6 months.

CITIC Pacific and its staff continue to support charitable work and the promotion of education, environmental protection, sports, culture and the arts by sponsorship and participation in related activities in Hong Kong, the mainland and overseas countries.

公司管治
Corporate Governance

中信泰富致力在公司管治方面達致卓越水平。有關董事會之運作、內部監控系統、審核委員會、薪酬委員會、公司紀律守則、以及財務報告詳情，載於二零零三年年報第55頁。

董事會現由十名執行董事及六名非執行董事組成。根據香港聯合交易所有限公司證券上市規則(「上市規則」)，在該六名非執行董事中，四名具有「獨立」身份。

審核委員會已聯同本公司之管理層、內部審核人員、以及本公司之外聘核數師審閱本中期報告，並建議董事會採納。審核委員會由兩名獨立非執行董事韓武敦先生(主席)及陸鍾漢先生連同一名非執行董事張偉立先生組成。審核委員會成員中具有不同行業的豐富經驗和包括會計及財務方面的專業經驗。

本中期賬目乃根據香港會計準則第25號「中期財務報告」編製，並經由本公司獨立核數師羅兵咸永道會計師事務所根據核數準則第700號「審閱中期財務報告的委聘」進行審閱，惟審閱範圍並不包括上市聯營公司國泰航空有限公司之業績。

本公司已採納上市規則附錄十所載之「上市公司董事進行證券交易的標準守則」。在向所有董事作出具體查詢後，彼等於截至二零零四年六月三十日止六個月內均已遵守上述守則所規定之標準。

於期內，本公司均遵守上市規則附錄十四所載之最佳應用守則之規定。

CITIC Pacific is committed to excellent standards of corporate governance and a full description of the operation of the Board, system of internal control, Audit Committee, Remuneration Committee, Codes and financial reporting may be found on page 55 of the 2003 Annual Report.

The Board currently comprises ten executive and six non-executive directors of whom four are 'independent' under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Listing Rules').

The Audit Committee has reviewed the Interim Report with management and the Company's internal and external auditors and recommended its adoption by the Board. The Audit Committee is consisted of two independent non-executive directors, Messrs. Alexander Reid Hamilton (Chairman) and Hansen Loh Chung Hon and one non-executive director, Mr Willie Chang. The Committee members possess diversified industrial and professional experience including that of accounting and finance.

The Interim Accounts, which are prepared in accordance with SSAP 25 'Interim Financial Reporting', have been reviewed by the Company's independent auditors PricewaterhouseCoopers in accordance with the Auditing Standard SAS 700 'Engagements To Review Interim Financial Reports' except that the scope did not extend to the results of the listed associated company, Cathay Pacific Airways Limited.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 of the Listing Rules. Having made specific enquiry, all Directors have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2004.

Throughout the period, the Company was in compliance with the Code of Best Practice contained in Appendix 14 of the Listing Rules.

公司資料
Corporate Information

總辦事處及註冊辦事處

香港中環添美道一號中信大廈三十二樓
電話：2820 2111
圖文傳真：2877 2771

網址

www.citicpacific.com 載有中信泰富之業務簡介、向股東發放之整份年報及財務摘要報告、公佈、新聞稿及其他資料。

證券編號

香港聯合交易所：0267
彭博資訊：267 HK
路透社：0267. HK
美國預託證券編號：CTPCY
CUSIP參考編號：17304K102

股份過戶登記處

有關股份轉讓、更改名稱或地址、或遺失股票等事宜，股東應聯絡本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），亦可致電2980 1333，或圖文傳真至2810 8185。

年報及中期報告

股東可向股份過戶登記處索取年報及中期報告的印刷本。其他人士應聯絡公司秘書，電話號碼為2820 2111，圖文傳真號碼為2877 2771，或按 contact@citicpacific.com 發送電郵以索取有關的印刷本。

投資者關係

投資者、股東及研究分析員可聯絡投資者關係部門，電話號碼為2820 2004，圖文傳真號碼為2104 6632，或按investor.relations@citicpacific.com 發送電郵。

財務日程

暫停辦理過戶登記：二零零四年九月十三日至二零零四年九月十七日
派發中期股息：二零零四年九月二十二日

Headquarters and Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Telephone: 2820 2111
Fax: 2877 2771

Website

www.citicpacific.com contains a description of CITIC Pacific's business, copies of both the full and summary financial reports to shareholders, announcements, press releases and other information.

Stock Codes

The Stock Exchange of Hong Kong: 0267
Bloomberg: 267 HK
Reuters: 0267. HK
American Depositary Receipts: CTPCY
CUSIP Reference No: 17304K102

Share Registrars

Shareholders should contact our Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 2980 1333, or by fax: 2810 8185, on matters such as transfer of shares, change of name or address, or loss of share certificates.

Annual and Interim Reports

Shareholders may obtain printed copies of annual and interim reports from the Registrars. Others should contact the Company Secretary on 2820 2111 or fax: 2877 2771 or at contact@citicpacific.com for a printed report.

Investor Relations

Investors, shareholders and research analysts may contact the Investor Relations Department by telephone at 2820 2004, by fax: 2104 6632 or at investor.relations@citicpacific.com.

Financial Calendar

Closure of Register: 13 September 2004 to 17 September 2004
Interim Dividend payable: 22 September 2004

綜合損益賬
Consolidated Profit and Loss Account

截至六月三十日止六個月—未經審核 for the six months ended 30 June – unaudited

以港幣百萬元計算	*in HK$ million*	附註 Note	**2004**	2003
營業額	Turnover		**10,872**	15,695
綜合業務溢利	Profit from Consolidated Activities	3	**1,075**	1,025
所佔溢利減虧損	Share of Profits Less Losses of			
共同控制實體	Jointly Controlled Entities		**170**	148
聯營公司	Associated Companies		**730**	(239)
財務支出淨額	Net Finance Charges	4	**(110)**	(184)
除稅前溢利	Profit before Taxation		**1,865**	750
稅項	Taxation	5	**(284)**	(219)
除稅後溢利	Profit after Taxation		**1,581**	531
少數股東權益	Minority Interests		**(218)**	(112)
股東應佔溢利	Profit Attributable to Shareholders		**1,363**	419
股息	Dividends	6		
建議中期股息	Interim Dividend Proposed		**(657)**	(657)
每股盈利（港幣元）	Earnings per Share (HK$)	7		
基本	Basic		**0.622**	0.191
攤薄	Diluted		**0.622**	N/A
每股股息（港幣元）	Dividend per Share (HK$)			
中期	Interim		**0.30**	0.30

綜合資產負債表
Consolidated Balance Sheet

以港幣百萬元計算	in HK$ million	附註 Note	未經審核 二零零四年 六月三十日 Unaudited 30 June 2004	已審核 二零零三年 十二月三十一日 Audited 31 December 2003
固定資產	**Fixed Assets**		**16,307**	15,526
共同控制實體	**Jointly Controlled Entities**		**5,330**	4,085
聯營公司	**Associated Companies**		**23,678**	22,805
投資	**Investments**		**1,060**	1,027
商譽	**Goodwill**		**91**	223
遞延税項資產	**Deferred Tax Assets**		**88**	85
流動資產	**Current Assets**			
待售物業	Properties held for sale		**335**	336
存貨	Inventories		**2,274**	1,880
應收賬項、應收賬款、按金及預付款項	Debtors, accounts receivable, deposits and prepayments	8	**5,158**	4,248
現金及銀行存款	Cash and bank deposits		**3,150**	5,511
			10,917	11,975
流動負債	**Current Liabilities**			
銀行貸款、其他貸款及透支	Bank loans, other loans and overdrafts			
有抵押	secured		**73**	49
無抵押	unsecured		**827**	826
應付賬項、應付賬款、按金及應付款項	Creditors, accounts payable, deposits and accruals	8	**3,804**	3,912
税項撥備	Provision for taxation		**141**	108
			4,845	4,895
流動資產淨額	**Net Current Assets**		**6,072**	7,080
資產總額減流動負債	**Total Assets Less Current Liabilities**		**52,626**	50,831
長期借款	**Long Term Borrowings**		**(11,960)**	(9,653)
遞延税項負債	**Deferred Tax Liabilities**		**(323)**	(325)
			40,343	40,853
資金來源	*Financed by*			
股本	**Share Capital**		**876**	875
儲備	**Reserves**		**37,250**	36,419
建議股息	**Proposed Dividend**		**657**	1,532
股東資金	**Shareholders' Funds**		**38,783**	38,826
少數股東權益	**Minority Interests**		**1,560**	2,027
			40,343	40,853

綜合現金流量表
Consolidated Cash Flow Statement

截至六月三十日止六個月－未經審核 for the six months ended 30 June – unaudited

以港幣百萬元計算	in HK$ million	2004	2003
綜合業務之現金流量	**Cash Flows from Consolidated Activities**		
扣除財務支出淨額後之綜合業務溢利	*Profit from Consolidated Activities after Net Finance Charges*	**965**	841
利息開支淨額	Net interest expense	**98**	173
來自投資收益	Income from investments	**(217)**	(177)
折舊及攤銷	Depreciation & amortisation	**330**	296
商譽攤銷	Amortisation of goodwill	**7**	5
出售固定資產之虧損	Loss on disposal of fixed assets	**15**	–
固定資產之減值	Impairment loss of fixed assets	**9**	–
出售附屬公司之溢利	Profit on disposal of subsidiary company	**–**	(2)
出售投資之溢利	Profit on disposal of investments	**–**	(325)
未計營運資金變動之經營溢利	*Operating Profit before Working Capital Changes*	**1,207**	811
存貨增加	Increase in inventories	**(256)**	(66)
應收賬項、應收賬款、按金及預付款項增加	Increase in debtors, accounts receivable, deposits and prepayments	**(791)**	(473)
上市投資減少	Decrease in listed investments	**–**	1
應付賬項、應付賬款、按金及應付款項(減少)/增加	(Decrease) / increase in creditors, accounts payable, deposits and accruals	**(251)**	635
外幣滙率影響	Effect of foreign exchange rates	**12**	–
綜合業務產生之現金	*Cash Generated from Consolidated Activities*	**(79)**	908
已收利息	Interest received	**36**	13
已付利息	Interest paid	**(202)**	(234)
已付所得税	Income taxes paid	**(97)**	(23)
綜合業務之現金淨額	**Net Cash from Consolidated Activities**	**(342)**	664

以港幣百萬元計算	*in HK$ million*	**2004**	2003
用於投資業務之現金流量	**Cash Flows used in Investing Activities**		
購入附屬公司	Purchase of subsidiary company	**34**	8
購入附屬公司權益之增加	Purchase of additional interests in a subsidiary company	**(383)**	–
購入固定資產	Purchase of fixed assets	**(1,103)**	(381)
於共同控制實體之投資	Investment in jointly controlled entities	**(1,053)**	(94)
於聯營公司之投資	Investment in associated companies	**(846)**	–
出售固定資產所得	Proceeds on disposal of fixed assets	**17**	21
出售投資所得	Proceeds on disposal of investments	**2**	188
出售附屬公司	Disposal of subsidiary companies	**–**	14
借予共同控制實體之貸款增加	Increase in loans to jointly controlled entities	**(60)**	–
投資之(增加)/減少	(Increase) / decrease in investments	**(80)**	181
借予聯營公司之貸款減少/(增加)	Decrease / (increase) in loans to associated companies	**302**	(720)
從聯營公司之股息收入	Dividend income from associated companies	**594**	363
從共同控制實體之股息收入	Dividend income from jointly controlled entities	**21**	9
從各項投資所得收益	Income from investments	**14**	143
用於投資業務之現金淨額	**Net Cash used in Investing Activities**	**(2,541)**	(268)
來自融資之現金流量	**Cash Flows from Financing Activities**		
發行股份	Issues of shares	**30**	–
新借款項	New borrowings	**2,860**	2,795
償還貸款	Repayment of loans	**(644)**	(323)
少數股東權益之減少	Decrease in minority interests	**(192)**	(27)
已派股息	Dividend paid	**(1,533)**	(3,720)
來自/(用於)融資之現金淨額	**Net Cash from / (used in) Financing Activities**	**521**	(1,275)
現金及等同現金之減少淨額	**Net Decrease in Cash and Cash Equivalents**	**(2,362)**	(879)
在一月一日之現金及等同現金	**Cash and Cash Equivalents at 1 January**	**5,469**	2,513
外幣滙率變動之影響	**Effect of Foreign Exchange Rate Changes**	**–**	(2)
在六月三十日之現金及等同現金	**Cash and Cash Equivalents at 30 June**	**3,107**	1,632
現金及等同現金結存之分析	**Analysis of the Balance of Cash and Cash Equivalents**		
現金及銀行存款	Cash and bank deposits	**3,150**	1,650
銀行透支	Bank overdrafts	**(43)**	(18)
		3,107	1,632

綜合權益變動表
Consolidated Statement of Changes in Equity

截至六月三十日止六個月—未經審核 for the six months ended 30 June – unaudited

以港幣百萬元計算	*in HK$ million*	2004	2003
一月一日	At 1 January	38,826	42,538
所佔聯營公司儲備	Share of Reserve of Associated Company	86	(116)
外幣換算差額	Exchange Translation Differences	11	2
儲備回撥	Reserves Released	–	2
未於綜合損益賬確認之收益／（虧損）淨額	Net Gain / (Losses) Not Recognised in the Consolidated Profit and Loss Account	97	(112)
股東應佔溢利	Profit Attributable to Shareholders	1,363	419
股息	Dividends	(1,533)	(3,720)
已行使購股權	Share Options Exercised		
已收取溢價	Premium received	29	–
已發行股本	Share capital issued	1	–
		38,783	39,125

賬目附註
Notes to the Accounts

1 主要會計政策

本簡明未經審核綜合中期賬目(「本賬目」),乃根據香港會計師公會所頒佈之香港會計實務準則(「香港會計準則」)第25號「中期財務報告」、以及香港聯合交易所有限公司上市規則附錄16之規定編製。

本賬目應與二零零三年之全年賬目一併閱讀。

編製本賬目所採用之會計政策,與編製截至二零零三年十二月三十一日止年度之全年賬目所採用者一致。

1 Significant Accounting Policies

These condensed unaudited consolidated interim accounts ('the Accounts') are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ('SSAP') No. 25 'Interim Financial Reporting' issued by the Hong Kong Society of Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited.

The Accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies used in the preparation of the Accounts are consistent with those used in the annual accounts for the year ended 31 December 2003.

2 營業額及分類業務資料

以下為按主要業務分類之集團營業額及未計財務支出淨額前綜合業務溢利，以及集團所佔共同控制實體及聯營公司除稅前溢利減虧損：

2 Turnover and Segment Information

An analysis of the Group's turnover and profit from consolidated activities before net finance charges and share of profits less losses before taxation of jointly controlled entities and associated companies by principal activities are as follows:

截至二零零四年六月三十日止六個月 *以港幣百萬元計算* Six months ended 30 June **2004** *in HK$ million*	營業額 Turnover	綜合業務溢利 Profit from Consolidated Activities	所佔共同控制實體溢利減虧損 Share of Profits Less Losses of Jointly Controlled Entities	所佔聯營公司溢利減虧損 Share of Profits Less Losses of Associated Companies	集團合計 Group Total	分類業務分配 Segment Allocations	分類業務溢利 Segment Profit
按主要業務分析 *By principal activity*							
基礎建設 **Infrastructure**							
發電 Power Generation	**214**	**173**	**4**	**27**	**204**	**–**	**204**
信息業 Communications	**736**	**56**	**49**	**32**	**137**	**–**	**137**
航空 Aviation	**–**	**–**	**17**	**518**	**535**	**–**	**535**
基礎設施 Civil Infrastructure	**260**	**161**	**46**	**35**	**242**	**–**	**242**
特種鋼鐵業 **Special Steel Manufacturing**	**3,206**	**439**	**–**	**–**	**439**	**–**	**439**
銷售及分銷 **Marketing & Distribution**	**6,092**	**206**	**14**	**4**	**224**	**(36)**	**188**
物業 **Property**	**230**	**182**	**–**	**114**	**296**	**36**	**332**
其他 **Others**	**134**	**20**	**40**	**–**	**60**	**–**	**60**
減：一般及行政費用 **Less: General & Administration Expenses**	**–**	**(162)**	**–**	**–**	**(162)**	**–**	**(162)**
	10,872	**1,075**	**170**	**730**	**1,975**	**–**	**1,975**
財務支出淨額 **Net Finance Charges**							**(110)**
稅項 **Taxation**							**(284)**
除稅後溢利 **Profit after Taxation**							**1,581**

2 營業額及分類業務資料 *續*

2 Turnover and Segment Information *continued*

截至二零零三年六月三十日止六個月 *以港幣百萬元計算* Six months ended 30 June 2003 *in HK$ million*	營業額 Turnover	綜合業務溢利 Profit from Consolidated Activities	所佔共同控制實體溢利減虧損 Share of Profits Less Losses of Jointly Controlled Entities	所佔聯營公司溢利減虧損 Share of Profits Less Losses of Associated Companies	集團合計 Group Total	分類業務分配 Segment Allocations	分類業務溢利 Segment Profit
按主要業務分析 *By principal activity*							
基礎建設 **Infrastructure**							
發電 Power Generation	138	131	16	–	147	–	147
信息業 Communications	773	42	55	41	138	–	138
航空 Aviation	–	–	–	(405)	(405)	–	(405)
基礎設施 Civil Infrastructure	6,413	465	31	34	530	–	530
特種鋼鐵業 **Special Steel Manufacturing**	2,092	168	–	–	168	–	168
銷售及分銷 **Marketing & Distribution**	5,778	181	9	4	194	(38)	156
物業 **Property**	205	168	–	87	255	38	293
其他 **Others**	296	36	37	–	73	–	73
減：一般及行政費用 **Less: General & Administration Expenses**	–	(166)	–	–	(166)	–	(166)
	15,695	1,025	148	(239)	934	–	934
財務支出淨額 **Net Finance Charges**							(184)
稅項 **Taxation**							(219)
除稅後溢利 **Profit after Taxation**							531

2 營業額及分類業務資料 *續*

以下為按地理區域劃分之集團營業額分析：

2 Turnover and Segment Information *continued*

An analysis of the Group's turnover by geographical area is as follows:

以港幣百萬元計算	*in HK$ million*	截至六月三十日止六個月 Six months ended 30 June 2004	2003
按地理區域分析	*By geographical area*		
香港	Hong Kong	**3,649**	3,665
中國	Mainland China	**6,599**	11,513
日本	Japan	**226**	189
其他	Others	**398**	328
		10,872	15,695

3 綜合業務溢利已計入及扣除：

3 The profit from consolidated activities is arrived at after crediting and charging:

以港幣百萬元計算	*in HK$ million*	截至六月三十日止六個月 Six months ended 30 June 2004	2003
投資股息收入	Dividend income from investments	**214**	143
投資溢利淨額	Net gain from investments	**–**	323
已售存貨成本	Cost of inventories sold	**7,659**	6,565
折舊及攤銷	Depreciation and amortisation	**330**	296
商譽攤銷	Goodwill amortisation	**7**	4

4 財務支出淨額（包括利息支出）為港幣一億六千三百萬元（二零零三年：港幣二億一千五百萬元）。

4 Net finance charges included interest expense of HK$163 million (2003: HK$215 million).

5 香港利得稅根據期內估計應課稅溢利按稅率17.5%（二零零三年：17.5%）計算。海外稅項則根據期內估計應課稅溢利，再按本集團經營業務國家當地適用之稅率計算。稅項撥備將定期作出檢討，以反映法例、慣例及商討情況之改變。詳情如下：

5 Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profit for the period. Overseas taxation is calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations. Detailed as follows:

		截至六月三十日止六個月 Six months ended 30 June	
以港幣百萬元計算	*in HK$ million*	**2004**	2003
本公司及附屬公司	*Company and subsidiary companies*		
香港利得稅	Hong Kong profits tax	**61**	53
海外稅項	Overseas taxation	**82**	39
遞延稅項	Deferred taxation	**(4)**	9
		139	101
共同控制實體	*Jointly controlled entities*		
香港利得稅	Hong Kong profits tax	**14**	9
海外稅項	Overseas taxation	**16**	21
遞延稅項	Deferred taxation	**6**	3
		36	33
聯營公司	*Associated companies*		
香港利得稅	Hong Kong profits tax	**51**	28
海外稅項	Overseas taxation	**29**	28
遞延稅項	Deferred taxation	**29**	29
		109	85
		284	219

6 股息

6 Dividends

以港幣百萬元計算	in HK$ million	截至六月三十日止六個月 Six months ended 30 June 2004	2003
已派二零零三年末期股息：每股港幣0.70元（二零零二年：港幣0.70元）	2003 Final dividend paid: HK$0.70 (2002: HK$0.70) per share	**1,532**	1,532
已派二零零二年特別股息：每股港幣1.00元	2002 Special dividend paid: HK$1.00 per share	**–**	2,188
建議二零零四年中期股息：每股港幣0.30元（二零零三年：港幣0.30元）	2004 Interim dividend proposed: HK$0.30 (2003: HK$0.30) per share	**657**	657

7 每股盈利乃按股東應佔溢利港幣十三億六千三百萬元（二零零三年：港幣四億一千九百萬元）計算。

每股盈利乃按期內已發行股份之加權平均數2,189,998,622股（二零零三年：已發行股份2,188,460,160股）計算。已攤薄每股盈利則按2,191,283,820股股份（即期內已發行股份之加權平均數加上在全部尚餘之購股權獲行使時將視作以無償方式發行之1,285,198股股份之加權平均數）計算（二零零三年：由於期內全部尚餘之購股權在行使時並無攤薄每股盈利，故並無展示已攤薄每股盈利數字）。

7 The calculation of earnings per share is based on profit attributable to shareholders of HK$1,363 million (2003: HK$419 million).

The basic earnings per share is based on the weighted average number of 2,189,998,622 shares in issue during the period (2003: 2,188,460,160 shares in issue). The diluted earnings per share is based on 2,191,283,820 shares which is the weighted average number of shares in issue during the period plus the weighted average number of 1,285,198 shares deemed to be issued at no consideration if all outstanding options had been exercised (2003: No diluted earnings per share is presented as the exercise of all the options outstanding during the period has no dilutive effect on the earnings per share).

8.1 應收賬項、應收賬款、按金及預付款項

8.1 Debtors, Accounts Receivable, Deposits and Prepayments

以港幣百萬元計算	in HK$ million	二零零四年六月三十日 30 June 2004	二零零三年十二月三十一日 31 December 2003
應收貿易賬項	Trade debtors		
一年內	Within 1 year	**1,707**	1,954
一年以上	Over 1 year	**379**	527
		2,086	2,481

附註：

i) 應收貿易賬項已扣除撥備；到期日按發票日期分類。

ii) 各營業單位均按照本身情況製訂明確之信貸政策。

Note:

i) Trade debtors are net of provision and the ageing is classified based on invoice date.

ii) Each business units has a defined credit policy appropriate to its circumstances.

8.2 應付賬項、應付賬款、按金及應付款項

8.2 Creditors, Accounts Payable, Deposits and Accruals

以港幣百萬元計算	in HK$ million	二零零四年六月三十日 30 June 2004	二零零三年十二月三十一日 31 December 2003
應付貿易賬項	Trade creditors		
一年內	Within 1 year	**1,409**	1,718
一年以上	Over 1 year	**268**	354
		1,677	2,072

9 為符合現時呈報形式，比較數字已作調整。

9 Comparative figures have been adjusted to conform with the current presentation.

核數師的獨立審閱報告
Auditors' Independent Review Report

致中信泰富有限公司董事會
(在香港註冊成立的有限公司)

To the Board of Directors of CITIC Pacific Limited
(incorporated in Hong Kong with limited liability)

引言

本所已按　貴公司指示，審閱第30至41頁所載的中期財務報告。

Introduction

We have been instructed by the company to review the interim financial report set out on pages 30 to 41.

董事及核數師各自的責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報告的編制須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務報告出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

Respective Responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with SSAP 25 'Interim financial reporting' issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。惟按照董事指示，審閱範圍不包括聯營公司國泰航空有限公司的業績，其業績由董事依據該公司已公佈的中期財務資料以權益法入賬。

Review Work Performed

We conducted our review in accordance with SAS 700 'Engagements to review interim financial reports' issued by the Hong Kong Society of Accountants, except that the scope of our review, as instructed by the directors, did not extend to the results of an associated company, Cathay Pacific Airways Limited, whose results were equity accounted for by the directors on the basis of its published interim financial information.

審閱工作主要包括向管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估 貴公司之會計政策及呈報方式是否貫徹應用（惟已另作披露則除外）。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

經修訂的審閱結論一審閱範圍的限制

按照本所審閱的結果，但此審閱並不作為審計之一部份，除了假若上述限制不存在而可能需要作出的任何修訂外，本所並無發現任何須在截至二零零四年六月三十日止六個月的中期財務報告作出重大修訂之事項。

Modified Review Conclusion Arising from Limitation of Review Scope

On the basis of our review which does not constitute an audit, with the exception of any modifications that might have been determined to be necessary had the above limitation not existed, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

羅兵咸永道會計師事務所
執業會計師

香港，二零零四年八月二十六日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 August 2004

法定披露
Statutory Disclosure

股息及暫停辦理過戶登記手續

董事會已宣佈將在二零零四年九月二十二日星期三，向在二零零四年九月十七日星期五名列本公司股東名冊上之股東派發截至二零零四年十二月三十一日止年度之中期股息每股港幣0.30元（二零零三年：港幣0.30元）。本公司將由二零零四年九月十三日星期一起至二零零四年九月十七日星期五止（包括首尾兩天）暫停辦理股份過戶登記手續。任何人士如欲享有上述中期股息，必須在二零零四年九月十日星期五下午四時三十分前，將所有過戶文件連同有關股票送達本公司之股份過戶登記處登捷時有限公司（地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下），以辦理股份過戶登記手續。

購股權計劃

根據在二零零零年五月三十一日採納之中信泰富股份獎勵計劃二零零零（「該計劃」），董事會可邀請本公司或其任何附屬公司之任何董事、行政人員或僱員接納可認購本公司股份之購股權，而每接納該項邀請則須支付港幣1元。認購價由董事會釐定，價格最少為以下各項之較高者：(i)本公司股份在授出購股權日期於聯交所日報表上所列之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日在聯交所日報表上所列之平均收市價；及(iii)本公司股份面值。根據該計劃可授出購股權之股份數目上限，不得超出(i)本公司不時之已發行股本或(ii)本公司於採納該計劃當日之已發行股本（以較低者為準）之10%。

Dividend and Closure of Register

The Directors have declared an interim dividend of HK$0.30 (2003: HK$0.30) per share for the year ending 31 December 2004 payable on Wednesday, 22 September 2004 to shareholders whose names appear on the Register of Members of the Company on Friday, 17 September 2004. The Register of Members of the Company will be closed from Monday, 13 September 2004 to Friday, 17 September 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 10 September 2004.

Share Option Plan

Under the CITIC Pacific Share Incentive Plan 2000 ('the Plan') adopted on 31 May 2000, the Board may invite any director, executive or employee of the Company or any of its subsidiaries to subscribe for options over the Company's shares on payment of HK$1 per acceptance. The subscription price determined by the Board will be at least the higher of (i) the closing price of the Company's share as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing price of the Company's share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's shares. The maximum number of shares over which options may be granted under the Plan shall not exceed 10% of (i) the issued share capital of the Company from time to time or (ii) the issued share capital of the Company as at the date of adopting the Plan, whichever is the lower.

在二零零二年五月二十八日，本公司根據該計劃授出合共可認購11,550,000股本公司股份之購股權（「購股權」）（詳見下表），佔當時已發行股本之0.53%，行使價為每股港幣18.20元，全部已獲接納。本公司股份在緊接授出購股權日期前之收市價為港幣18.10元。所有已授出及獲接納之購股權，可在授出購股權日期起計五年內全數或部份行使。於截至二零零四年六月三十日止六個月內，涉及1,650,000股本公司股份之購股權已獲行使，行使價為每股港幣18.20元。於期內，概無任何購股權遭註銷或作廢。

On 28 May 2002 options to subscribe for a total of the 11,550,000 shares in the Company ('Share Options') listed in the table below representing 0.53% of the then issued share capital, at the exercise price of HK$18.20 per share, were granted under the Plan and all were accepted. The closing price of the Company's share immediately before the date of grant was HK$18.10. All options granted and accepted can be exercised in whole or in part within 5 years from the date of grant. During the six months ended 30 June 2004, Share Options in respect of a total of 1,650,000 shares in the Company were exercised at HK$18.20 per share. None were cancelled or lapsed during the period.

		於期初之購股權數目 Number of Share Options at the beginning of the period	期終時購股權數目 Number of Share Options at the end of the period
本公司董事[1]	Directors of the Company[1]	7,800,000	6,200,000
按持續合約受聘之僱員	Continuous Contract Employees	3,400,000	3,400,000
其他[2]	Others[2]	350,000	300,000
合計	Total	11,550,000	9,900,000

附註：

1. *於截至二零零四年六月三十日止六個月內，范鴻齡先生已行使其全部購股權，涉及1,600,000股本公司股份。本公司股份在緊接范先生行使其購股權日期前之加權平均收市價為港幣21.45元。*
2. *此購股權乃授予按持續合約受聘之前僱員。此購股權涉及50,000股本公司股份已於截至二零零四年六月三十日止六個月內行使。本公司股份在緊接行使此購股權日期前之加權平均收市價為港幣23.40元。*

Notes:

1. *Mr Henry Fan Hung Ling has exercised all of his Share Options in respect of 1,600,000 shares in the Company during the six months ended 30 June 2004. The weighted average closing price of the shares in the Company immediately before the date on which his Share Options were exercised was HK$21.45.*
2. *It is in respect of the options granted to former employees under continuous contract and the options in respect of 50,000 shares in the Company have been exercised during the six months ended 30 June 2004. The weighted average closing price of the shares in the Company immediately before the date on which such Share Options were exercised was HK$23.40.*

董事之證券權益

在二零零四年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條須予保存之登記名冊內記錄，董事於本公司或任何相聯法團(定義見證券及期貨條例第XV部)股份之權益如下：

Directors' Interests in Securities

The interests of the Directors in shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ('SFO')) as at 30 June 2004 as recorded in the register required to be kept under section 352 of the SFO were as follows:

1. 本公司及相聯法團之股份

1. Shares in the Company and Associated Corporation

		股份數目 Number of Shares				
		個人權益 Personal interests	法團權益 Corporate interests	家族權益 Family interests	信託及類似權益 Trusts and similar interests	佔已發行股本百分率 Percentage to the issued share capital %
中信泰富有限公司	**CITIC Pacific Limited**					
榮智健	Larry Yung Chi Kin		400,381,000			18.281
范鴻齡	Henry Fan Hung Ling		44,600,000			2.036
莫偉龍	Vernon Francis Moore				3,200,000	0.146
李松興	Peter Lee Chung Hing	500,000				0.023
阮紀堂	Norman Yuen Kee Tong	33,000				0.002
劉基輔	Liu Jifu	40,000				0.002
陸鍾漢	Hansen Loh Chung Hon	1,050,000	500,000 [1]	500,000 [1]		0.071
德馬雷	André Desmarais	99,800	100,242,000 [2]			4.582
彼得•克萊特 (德馬雷先生之替任董事)	Peter Kruyt (alternate director to Mr André Desmarais)	2,100				0.0001
國泰航空有限公司	**Cathay Pacific Airways Limited**					
陸鍾漢	Hansen Loh Chung Hon	450,000				0.013

附註：

1. *由於所列500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。*
2. *在所持有之100,242,000股股份中，12,000股乃透過一間由有關董事控制之法團持有，而100,230,000股乃透過一間由有關董事出任總裁兼聯席行政首長之法團間接持有。*

Notes:

1. *The corporate interests and the family interests of the relevant Director duplicate each other as the 500,000 shares are held through a company in which the relevant Director and his family are interested.*
2. *Out of 100,242,000 shares, 12,000 shares are held by a corporation controlled by the relevant Director and 100,230,000 shares are held indirectly by a corporation of which the relevant Director is the President and Co-Chief Executive Officer.*

2. 本公司之購股權

2. Share Options in the Company

董事	Directors	尚未行使之購股權數目 Number of Outstanding Share Options	佔已發行股本百分率 Percentage to the issued share capital %
榮智健	Larry Yung Chi Kin	2,000,000	0.091
莫偉龍	Vernon Francis Moore	1,000,000	0.046
李松興	Peter Lee Chung Hing	1,000,000	0.046
阮紀堂	Norman Yuen Kee Tong	500,000	0.023
姚進榮	Yao Jinrong	300,000	0.014
常振明	Chang Zhenming	500,000	0.023
李士林	Li Shilin	300,000	0.014
榮明杰	Carl Yung Ming Jie	300,000	0.014
劉基輔	Liu Jifu	300,000	0.014

除上文所披露者外，在二零零四年六月三十日，本公司各董事概無在本公司或其相聯法團之股份、相關股份或債券中擁有、被認為擁有、或視作擁有根據證券及期貨條例第XV部所界定之任何權益或淡倉，又或擁有、被認為擁有或視作擁有必須記錄在本公司根據證券及期貨條例第352條須予保存之登記名冊內之任何權益，又或擁有、被認為擁有或視作擁有根據上市規則所載上市公司董事進行證券交易的標準守則而必須通知本公司及聯交所之任何權益。

除上文所披露者外，於期內任何時間，本公司或其任何附屬公司概無參予任何安排，以使本公司之董事藉取得本公司或任何其他機構之股份或債券而獲益。

Save as disclosed above, as at 30 June 2004, none of the Directors of the Company had nor were they taken to or deemed to have, under Part XV of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

Save as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party or parties to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東

在二零零四年六月三十日，根據證券及期貨條例第336條須予保存之股份及淡倉登記名冊內記錄，主要股東（本公司董事或其各自相聯人士除外）在本公司股份之權益如下：

Substantial Shareholders

As at 30 June 2004, the interests of the substantial shareholders, other than the Directors of the Company or their respective associate(s), in the shares of the Company as recorded in the register of interests in shares and short positions required to be kept under section 336 of the SFO were as follows:

名稱	Name	本公司之股份數目 Number of Shares of the Company	佔已發行股本百分率 Percentage to the issued share capital %
中國中信集團公司	CITIC Group	632,066,285	28.860
中信（香港集團）有限公司（「中信香港」）	CITIC Hong Kong (Holdings) Limited ('CITIC HK')	632,066,285	28.860
Heedon Corporation	Heedon Corporation	498,424,285	22.758
Honpville Corporation	Honpville Corporation	310,988,221	14.200

中信香港透過下列全資附屬公司，間接成為本公司之主要股東：

CITIC HK is a substantial shareholder of the Company indirectly through the following wholly owned subsidiary companies:

中信香港之附屬公司名稱	Name of Subsidiary Companies of CITIC HK	每股面值港幣0.40元之股份數目 Number of Shares of HK$0.40 each	佔已發行股本百分率 Percentage to the issued share capital %
Affluence Limited	Affluence Limited	43,266,000	1.976
Winton Corp.	Winton Corp.	30,718,000	1.403
Westminster Investment Inc.	Westminster Investment Inc.	101,960,000	4.655
Jetway Corp.	Jetway Corp.	22,500,000	1.027
Cordia Corporation	Cordia Corporation	32,258,064	1.473
Honpville Corporation	Honpville Corporation	310,988,221	14.200
Hainsworth Limited	Hainsworth Limited	80,376,000	3.670
Southpoint Enterprises Inc.	Southpoint Enterprises Inc.	10,000,000	0.457

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司之股份。因此，Honpville Corporation亦為本公司之主要股東。

中國中信集團公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司；Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國中信集團公司在本公司之權益，與中信香港在本公司之權益重疊。中信香港在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Heedon Corporation在本公司之權益，與上述全部由其直接及間接擁有之附屬公司在本公司之權益重疊。Barnsley Investments Limited在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。Kotron Company Ltd.在本公司之權益，與上述由其直接擁有之附屬公司在本公司之權益重疊。

股本

本公司並無於期內贖回其任何股份。本公司或其任何附屬公司亦無於期內購回或出售本公司任何股份。

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company.

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

Share Capital

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's shares during the period.

根據上市規則第13.22條之持續披露規定

本公司已獲聯交所豁免毋須根據上市規則第13.22條披露聯屬公司（定義見上市規則）之備考合併資產負債表。取而代之，本公司根據第13.22條披露以下由聯屬公司所呈報之最近財政期間終結時之資料。有關資料摘錄自聯屬公司有關管理賬目。

Continuing Disclosure Requirements under Rule 13.22 of the Listing Rules

The Company has obtained a waiver from the Stock Exchange under Rule 13.22 of the Listing Rules from disclosing a proforma combined balance sheet of affiliated companies as defined therein. Instead, in accordance with Rule 13.22, the Company discloses the following information, as an alternative, in relation to the affiliated companies as at the end of the most recent financial period reported on by the affiliated companies. This information has been extracted from the relevant management accounts of the affiliated companies.

以港幣百萬元計算	*in HK$ million*	二零零四年六月三十日 30 June 2004
根據聯屬公司呈報在期間終結時之債務總額	Total indebtedness reported by affiliated companies as at the period end	28,117
已向聯屬公司提供之財務資助（本集團及此數額已包括在上述數字內）	Financial assistance given to the affiliated companies that the Group and such amount has already been included in the above	7,873

於二零零四年六月三十日，本集團除了因為支持本公司按其控股比例為吉林發電廠之銀行融資所提供之個別擔保港幣六億七千四百萬元（已動用港幣六億五千七百萬元）而出現或然負債外，並未因為就授予獲本集團提供財務資助之聯屬公司之貸款提供擔保而出現任何或然負債。

於二零零四年六月三十日，本集團對其已提供財務資助之聯屬公司概無任何注資承擔。

As at 30 June 2004, the Group has no contingent liability in respect of guarantee given for facilities granted to the affiliated companies that the Group has given financial assistance except for a several guarantee of HK$674 million to support the Company's share of the loan facilities at Jilin Power Station of which HK$657 million was utilised.

As at 30 June 2004, the Group has no outstanding capital injection commitment to the affiliated companies that the Group has given financial assistance.

詞彙定義
Definition of Terms

詞語

資金運用	股東資金加上負債總額
所有業務之現金貢獻	中信泰富有限公司來自附屬公司、共同控制實體、聯營公司及其他投資之現金流入
負債總額	短期及長期貸款、票據及債券
負債淨額	負債總額減現金及銀行存款
資本總額	股東資金＋負債淨額
EBITDA	不包括利息支出、稅項、折舊及攤銷之溢利淨額
溢利貢獻	業務之稅後溢利，並無分攤集團在利息、營運以及商譽方面之開支

Terms

Capital employed	Shareholders' funds + total debt
Cash contributed from all business	Cash inflow to CITIC Pacific Ltd. from its subsidiary companies, jointly controlled entities, associated companies and other investments
Total debt	Short term and long term loans, notes and bonds
Net debt	Total debt less cash and bank deposits
Total capital	Shareholders' funds + net debt
EBITDA	Net profit less interest expense, taxation, depreciation and amortisation
Contribution	A business's after tax profit that contributes to unallocated central interest, overhead and goodwill

比率

每股盈利 = $\dfrac{\text{股東應佔溢利}}{\text{年內已發行股份之加權平均股數（按日）}}$

每股股東資金 = $\dfrac{\text{股東資金}}{\text{年底已發行並繳足股份總數}}$

槓桿比率 = $\dfrac{\text{負債淨額}}{\text{資本總額}}$

每股現金流量 = $\dfrac{\text{來自所有業務之現金貢獻}}{\text{年底已發行並繳足股份總數}}$

利息倍數 = $\dfrac{\text{不包括利息支出、稅項、折舊及攤銷之溢利淨額}}{\text{利息支出}}$

Ratios

Earnings per share = $\dfrac{\text{Profit attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$

Shareholders' funds per share = $\dfrac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$

Leverage = $\dfrac{\text{Net debt}}{\text{Total capital}}$

Cashflow per share = $\dfrac{\text{Cash contributed from all business}}{\text{Total issued and fully paid shares at end of the year}}$

Interest cover = $\dfrac{\text{EBITDA}}{\text{Interest expense}}$

目錄　Contents

股東可隨時選擇收取中期報告印刷本，或依賴在本公司網站所登載之中期報告。股東如欲更改有關選擇，可致函通知本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

如股東已選擇依賴在本公司網站所登載之中期報告，但難以登入網站瀏覽，可向本公司索取中期報告印刷本，本公司將在接獲有關要求後即時免費寄發。有關要求請逕寄本公司之股份過戶登記處。

Shareholders may at any time choose to receive the Interim Report in printed form or to rely on its version posted on the Company's website. Shareholders may change their choice by writing to the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

If Shareholders have already chosen to rely on the version of the Interim Report posted on the Company's website and have difficulty in having access to it, they will, promptly upon request, be sent the Interim Report in printed form free of charge. Please send the request to the Company's Share Registrars.

Designed by Sedgwick Richardson
Printed on environmentally friendly paper

中信泰富有限公司 香港中環添美道一號中信大廈三十二樓
電話：2820 2111 傳真：2877 2771
www.citicpacific.com

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771
www.citicpacific.com